fiserv.
Fiserv, Inc.

Dear Fellow Shareholders,

For Fiserv, 2022 marked a year of strong growth, continued innovation, and significant wins across our range of businesses. We hold a privileged position with the clients we serve, and our unparalleled reach and scale, broad portfolio of leading technology solutions, and commitment to excellence continued to resonate with them. For the year, we achieved earnings per share and revenue growth, grew margins, reinvested in the business and returned capital to shareholders through share repurchase. I am confident that our stakeholders will increasingly look to Fiserv for value – our clients for innovative solutions and expertise, our people for career growth and programs that support their well-being, and our shareholders for an attractive total return.

For our efforts in 2022, Fiserv was named a FORTUNE® World's Most Admired Company, a hard-earned distinction which is the definitive scorecard on corporate reputation. We're honored that our most highly rated attributes are Innovation and Financial Soundness, two important qualities in the current environment. In the U.S., we were named a top 10 overall performer on the inaugural American Opportunity Index, which ranks large companies by how well they create economic mobility for workers, and we were recognized by Forbes as one of America's Best Large Employers for 2022, which highlights the large employers that American workers would most recommend to others.

While we can celebrate our achievements in 2022, we are not standing still. For us, 2023 is a year of operational excellence. I am eager to drive deeper process improvement now that merger integration and the acute phase of the pandemic are behind us. We are focused on achieving the world-class operating capability that should, in turn, create value for our shareholders.

Please join me for our annual meeting which will be held online at www.virtualshareholdermeeting.com/FISV2023 on Wednesday, May 17, 2023, at 10:00 a.m. Central time. Details for attending the meeting, and how and when to vote, are included in this proxy statement.

Your vote is very important to us. If you are unable to attend the annual meeting, please vote in advance of the meeting online, by mail or by telephone to ensure your shares are represented. Thank you for your continued support and investment in Fiserv.

Sincerely,

Frank J. Bisignano

Frank J. Bisignano
Chairman, President and Chief Executive Officer









Notice of 2023 Annual Meeting of Shareholders

May 17, 2023

Wednesday, at 10:00 a.m. (CT)

Virtual Annual Meeting Site

www.virtualshareholdermeeting.com/FISV2023, where you will be able to listen to the annual meeting live, submit questions and vote online

Who Can Vote

Holders of Fiserv stock at the close of business on March 20, 2023.

Participating in the Virtual Annual Meeting

The annual meeting will be held via live webcast to enable broad shareholder attendance and provide a consistent experience to all shareholders regardless of location. Holders of Fiserv stock at the close of business on March 20, 2023, are entitled to participate in, examine our shareholder list at, and submit questions in writing during, the annual meeting by visiting www.virtualshareholdermeeting.com/FISV2023. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:45 a.m. (CT). Please allow ample time for the online check-in procedures.

Date of Mailing

On April 4, 2023, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.

Matters to be Voted On

1. Election of eight directors to serve for a one-year term and until their successors are elected and qualified.

2. Approval, on an advisory basis, of the compensation of our named executive officers.

3. Approval, on an advisory basis, of the frequency of the shareholder advisory vote on the compensation of our named executive officers.

4. Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023.

5. Shareholder proposal requesting an independent board chair policy.

Any other business as may properly come before the annual meeting or any adjournments or postponements thereof.

By Order of the Board of Directors,

Eric C. Nelson
Secretary
April 4, 2023

Review your proxy statement and vote in one of four ways:

Internet
Visit proxyvote.com

By telephone
Call the telephone number on your proxy card

By mail
Sign, date and return your proxy card in the enclosed envelope

During the meeting
Attend our annual meeting and cast your vote during the meeting

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 17, 2023: The proxy statement, 2022 Annual Report on Form 10-K and the means to vote by Internet are available at http://www.proxyvote.com.

Table of Contents

Proxy Summary

This summary highlights selected information in this proxy statement. Please review the entire proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2022, before voting your shares.

Annual Meeting Information



Time and Date
Wednesday, May 17, 2023
10:00 a.m. (CT)



Virtual Meeting Site
www.virtualshareholdermeeting.com/
FISV2023



Record Date
March 20, 2023

Items of Business		Board's Recommendation	Where to Find Details
1.	Election of eight directors to serve for a one-year term and until their successors are elected and qualified.	FOR all nominees	P. 10 - 26
2.	Approval, on an advisory basis, of the compensation of our named executive officers.	FOR	P. 27 - 60
3.	Approval, on an advisory basis, of the frequency of the shareholder advisory vote on the compensation of our named executive officers.	EVERY YEAR	P. 61
4.	Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023.	FOR	P. 62
5.	Shareholder proposal requesting an independent board chair policy.	AGAINST	P. 65 - 68

Director Nominees

Directors	Occupation	Age	Director Since	Independence	Other Public Directorships	Audit	Nominating and Corporate Governance	Talent and Compensastion	Risk
							Committee Memberships		
Frank J. Bisignano	Chairman, President and Chief Executive Officer	63	2019		—				
Henrique de Castro	Former Chief Operating Officer of Yahoo! Inc.	57	2019	✔	1	✔		✔	
Harry F. DiSimone	Former President of Commerce Advisors, Inc.	68	2018	✔	—	✔			☆
Dylan G. Haggart	Partner of ValueAct Capital Management, L.P	36	2022	✔	1		✔	✔	
Wafaa Mamilli	Executive Vice President, Chief Digital & Technology Officer and Group President for China, Brazil and Precision Animal Health of Zoetis, Inc.	55	2021	✔	—		✔		✔
Heidi G. Miller	Former President of JPMorgan International	69	2019	✔	1		☆		✔
Doyle R. Simons[1]	Former President and Chief Executive Officer and a director of Weyerhaeuser Company	59	2007	✔	1	✔		☆	
Kevin M. Warren	Executive Vice President and Chief Marketing and Customer Experience Officer of United Parcel Service, Inc.	60	2020	✔	—	☆	✔		

☆ Chair

(1) Lead Independent Director

At-A-Glance

Board of Directors and Governance

- **Strengthened the Lead Director Role.** In early 2023, to further strengthen our board leadership structure, we amended our governance guidelines to expand the responsibilities of our lead director to include approving board meeting agendas, schedules, and materials and engaging with shareholders.

- **Refreshed Board Membership.** We appointed several new independent directors in recent years and, in 2022, three longer-tenured directors transitioned off the board. In 2023, we expect an additional longer-tenured director to transition off the board and to appoint new directors to enhance the expertise of the board, provide strategic insights, and support the evolving needs of our business and the board.

- **Continued Board Diversity.** Half of our nominees for election at the annual meeting are diverse in gender, race and/or ethnicity, including two who are female and three who are diverse in race and/or ethnicity. In accordance with our governance guidelines, the board is committed to actively seeking qualified female and racially/ethnically diverse candidates to enhance the diversity of the board.

- **Rotated Committee Membership and Leadership.** We rotated our board committee chairs and memberships during 2022 to best utilize the experience of our directors and to encourage new perspectives.

- **Enhanced Board Performance Review.** We engaged a third-party to conduct our annual review of the board and individual director performance, including through director and management interviews.

- **Established a Risk Committee.** In 2022, we expanded the scope of the board committee focused on risk by converting our technology risk committee to a risk committee to enhance board oversight of a wider range of operational risks.

Executive Compensation

- **Entered into New CEO Employment Agreement.** To affirm the continuity of our leadership, we entered into a new, five-year employment agreement with our chief executive officer to serve in such capacity through 2027. The agreement reflects current market best practices, including by eliminating a minimum guaranteed annual equity grant amount, aligning cash severance payments to the terms of our new executive officer cash severance policy, and requiring performance share units to vest based on actual performance at the end of the performance period in various termination scenarios.

- **Expanded Our Use of Performance Share Units.** Mr. Bisignano's incentive compensation for 2022 was paid entirely in the form of equity awards, with 60% of the awards in the form of performance share units ("PSUs") and 40% in the form of restricted stock units ("RSUs"). The 60 / 40% ratio of PSUs to RSUs, respectively, reflects an increased level of PSUs compared to the 50 / 50% ratio in the prior year. Our other executive officers also received their incentive compensation for 2022 entirely in the form of equity, with 50% of the awards in PSUs and 50% in RSUs.

- **Adopted a Cash Severance Policy.** In response to shareholder support of a shareholder proposal at our 2022 annual meeting, our board of directors adopted an executive officer cash severance policy that requires an advisory shareholder vote on any new or amended agreement with an executive officer providing for cash severance benefits that exceed 2.99 times the sum of an executive officer's base salary plus target cash incentive award.

Corporate Social Responsibility

- **Formalized ESG Oversight.** We formalized our nominating and corporate governance committee's oversight of our environmental, corporate social responsibility and governance (ESG) programs, policies, disclosures, and reporting and expanded the scope of our talent and compensation committee's responsibilities to include human capital strategy, including with respect to diversity, equity and inclusion, talent engagement and culture.

- **Enhanced ESG Reporting.** In 2022, we enhanced our Corporate Social Responsibility (CSR) Report to align with the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) reporting standards. We plan to further enhance this year's CSR Report by incorporating the Task Force on Climate-Related Disclosures (TCFD) reporting framework and providing expanded disclosure regarding data privacy and security and board and committee oversight.

- **Focused on Learning and Development.** We continued to provide employees with training, learning, and career development opportunities in 2022 and built on our recruiting and internal mobility programs, including through our Leading Women, Leading Fiserv and Vision to Results leadership programs.

- **Grew Our Employee Resource Groups.** Our Employee Resource Groups continue to grow in number and expand in membership and they serve as a catalyst for our diversity, equity and inclusion programing and a guide for our volunteer and community engagement efforts.

- **Expanded Environmental Stewardship Capabilities.** In 2022, our New York City office earned LEED Gold status and LEED certification for our new technology innovation center in Berkeley Heights, NJ is pending. We also delivered on our commitment to release an environmental policy and successfully completed our second Carbon Disclosure Project (CDP) Climate Change submission.

Shareholder Engagement

Engaging with shareholders to understand their priorities and areas of focus is fundamental to our commitment to good governance. Feedback from shareholders is shared with our management and the board and helps inform enhancements to our compensation, governance and corporate responsibility practices. In addition to our governance-focused engagement, our investor relations team and members of senior management regularly communicate with our shareholders, including in connection with quarterly earnings calls, analyst meetings, and investor and industry conferences.

In 2022, we expanded the scope of our engagement to better understand shareholder perspectives on various issues. In this regard, we extended invitations to meet with shareholders collectively owning approximately 60% of our shares and engaged with shareholders collectively owning approximately 44% of our shares. The chairs of our talent and compensation committee and nominating and corporate governance committee, along with our lead director, participated in nearly half of these meetings. Over the past several years, feedback received from these discussions has helped inform enhancements to our governance, executive compensation and corporate responsibility programs and disclosures.

New Severance Policy

At our 2022 annual meeting, we received a shareholder proposal requesting the board seek shareholder approval of severance and termination payments exceeding 2.99 times the sum of an executive officer's base salary plus target bonus, which received support from 50.7% of votes cast. Prior to and after the shareholder vote, we engaged with shareholders to seek their perspective on this proposal. While investor feedback varied, many shareholders expressed support for an executive officer severance policy aligned to current market practices. In response to these conversations, as well as consideration of market trends, the board adopted a policy on executive officer cash severance that requires a shareholder advisory vote if cash severance exceeds 2.99 times base salary plus target cash incentive compensation.

This policy builds on the actions we took in 2021 in response to shareholder feedback regarding post-termination compensation, including eliminating single-trigger equity vesting upon a change of control and limiting cash severance upon a termination without cause for executive officers other than the chief executive officer to 1.5 times base salary plus the target cash incentive award for the year of termination.

Board and Governance Matters

What We Heard	How We Responded
Shareholders expressed support for board refreshment and rotation of committee membership and leadership	• In 2022, three longer-tenured directors transitioned off the board and a new independent director was appointed. In the past five years, six (6) of our eight (8) independent directors joined the board. We will continue to appoint directors to enhance the expertise and diversity of the board, provide strategic insights, and support the evolving needs of our business and the board. • We rotated our board committee members and chairs during the year to best utilize the experience of our directors and to encourage new perspectives.
Shareholders remained interested in our ESG reporting and initiatives	• In 2022, we enhanced our Corporate Social Responsibility Report to align with the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) reporting standards. We plan to further enhance this year's CSR Report by incorporating the Task Force on Climate-Related Disclosures (TCFD) reporting framework and providing expanded disclosure regarding data privacy and security and board and committee oversight. • We submitted responses to the Carbon Disclosure Project (CDP) climate change questionnaire and continued to make our current EEO-1 and political contributions reports available on our website. • We formalized our nominating and corporate governance committee's oversight of our ESG programs, policies, disclosures, and reporting and expanded the scope of our talent and compensation committee's responsibilities to include human capital strategy, including with respect to diversity, equity and inclusion, talent engagement and culture.

Compensation Matters

What We Heard	How We Responded
Many shareholders expressed that performance share units should continue to be a significant component of the company's compensation program	• To further align the interests of our shareholders with the interests of our executive officers and to promote long-term value creation for shareholders, Mr. Bisignano's incentive compensation for 2022 was entirely in the form of equity awards, with 60% of the awards in the form of performance share units ("PSUs") and 40% in restricted stock units ("RSUs"), an increase from the 50 / 50% ratio in the prior year. Our other executive officers also received their incentive compensation entirely in the form of equity, with 50% of their awards in the form of PSUs and 50% in the form of RSUs. • Shares subject to the performance share units vest based on attainment of relative total shareholder return and achievement of financial performance goals. For the relative total shareholder return component, performance at the 55th percentile relative to the S&P 500 is required for target level vesting and payouts are capped at target if our absolute total shareholder return over the three-year period is negative.
Shareholders expressed support for Mr. Bisignano's leadership	• To affirm the continuity of the company's leadership, we entered into a new five-year employment agreement with Mr. Bisignano to serve as our president and chief executive officer through 2027. • The new agreement reflects current market best practices, including eliminating a minimum annual equity grant amount, aligning cash severance to the terms of our new executive officer cash severance policy, and requiring performance share units to vest based on actual performance at the end of the performance period in various termination scenarios.

Our Board of Directors

Our Director Nominees



Tenure

1 — 8+ years
3 — <3 years
4 — 4-8 years

5 Years Average Tenure



Racial/Ethnic Diversity

1 — African American/Black
1 — Hispanic/Latinx
1 — North African/Middle Eastern
5 — White

38% Diverse



Gender Diversity

2 — Female
6 — Male

25% Diverse

Our Board Diversity Matrix (as of April 4, 2023)

The table below provides certain self-identified personal characteristics of our current directors in the format required by Nasdaq Marketplace Rule 5605(f), and each of the categories listed in the table has the meaning as it is used within the rule.

Total Number of Directors	9	
Part I: Gender Identity[1]	**Female**	**Male**
Directors	3	6
Part II: Demographic Information		
African American or Black	—	1[2]
Hispanic or Latinx	—	1[2]
White	3[3]	4

(1) Three of our directors, Mses. Davis, Mamilli and Miller, self-identify as female. Ms. Davis' term will expire at this year's annual meeting.

(2) Mr. Warren self-identifies as African American or Black and Mr. de Castro self-identifies as Hispanic or Latinx.

(3) Ms. Mamilli self-identifies as North African/Middle Eastern.

Our Board's Experience and Skills

The collective experience of our director nominees reflects a balanced mix of the skills, expertise, background and viewpoints that we believe are integral to a well-functioning board. The following table summarizes the skills for each director nominee under criteria we have identified as most relevant to our current business strategy. More detailed information about each nominee's qualifications, skills and experience follows under "Proposal 1. Election of Directors – Who We Are."

	Bisignano	de Castro	DiSimone	Haggart	Mamilli	Miller	Simons	Warren
Payments	●	●	●			●		
Technology & Information Security	●		●		●			●
Executive Leadership "C-Level"	●	●	●		●	●	●	●
Public Company Board	●	●		●		●	●	●
Finance	●	●	●	●	●	●	●	●
Strategy	●	●	●	●	●	●	●	●
Global Experience	●	●	●	●	●	●	●	●
Compensation and Talent	●	●	●	●	●		●	●
Risk Management	●	●	●		●	●	●	●
Government, Regulation, Geopolitical	●					●	●	
Ecommerce, Mobile, Digital	●	●	●		●			●

Proposal 1: Election of Directors

Each person listed below is nominated for election to serve as a director until the next annual meeting of shareholders and until his or her successor is elected and qualified.

| For | The board of directors recommends that you vote **"For"** each of its nominees for director. |

Who We Are



Age: **63**
Director Since: **2019**
Chairman since: **2022**

Committees:
- None

Frank J. Bisignano

Mr. Bisignano has served as Chairman of the Board since May 2022, Chief Executive Officer since 2020 and President since 2019. Mr. Bisignano served as our Chief Operating Officer from 2019 to 2020 and joined us as part of the acquisition of First Data Corporation.

Business Experience

Prior Public Directorships

- Humana, Inc., a health insurance company (2017-2021)
- First Data Corporation (2013-2019)

Prior Positions

- Chief Executive Officer (2013-2019) and Chairman (2014-2019) of First Data Corporation
- Co-Chief Operating Officer, Chief Executive Officer of Mortgage Banking, Chief Administrative Officer and other executive positions at JPMorgan Chase & Co., a global financial services company (2005-2013)
- Chief Executive Officer for the Global Transactions Services business, and a member of the Management Committee, of Citigroup Inc., a global banking company (2002-2005)

Reasons For Nomination

- Currently serves as our President and Chief Executive Officer
- Experienced executive and recognized leader in the financial services industry



Age: **57**
Director
since: **2019**

Committees:
- Audit Committee

- Talent and Compensation Committee

Henrique de Castro

Mr. de Castro most recently served as an advisor to Cantor Fitzgerald, a global financial services firm.

Business Experience

Current Directorships

- Banco Santander, S.A., a Spanish multinational commercial bank (public)

Prior Public Directorships

- Target Corporation, a general merchandise retail company (2013-2020)
- First Data Corporation (2017-2019)
- CF Finance Acquisition Corp., a special purpose acquisition company (2018-2019)

Prior Positions

- Chief Operating Officer of CF Finance Acquisition Corp. (2018-2019)
- Advisor to Cantor Fitzgerald (2015-2019)
- Chief Operating Officer at Yahoo! Inc., a web services firm (2012-2014)
- President of Partner Business Worldwide, President of Media, Mobile & Platforms Worldwide and other senior executive positions at Google, a multinational technology company (2006-2012)
- Senior positions at Dell Corporation, a computer technology company
- Senior positions at McKinsey & Company, a leading global management consulting firm

Reasons For Nomination

- Leadership and management experience in the global technology industry, including expertise in global growth strategies



Age: **68**
Director
since: **2018**

Committees:
- Risk Committee, Chair

- Audit Committee

Harry F. DiSimone

Mr. DiSimone most recently served as the President of Commerce Advisors, Inc., a consulting and advisory services firm for the retail financial services and payments industries.

Business Experience

Prior Positions

- President of Commerce Advisors, Inc. (2008-2020)
- Managing Partner and Co-Founder of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States (2010-2015)
- Executive Vice President, Chief Operating Officer of the Chase credit card business, Private Label Card and Merchant Processing Executive, Retail Bank Chief Marketing Officer, Consumer Banking, Investments and Insurance Executive, Chase Personal Financial Services Executive and other senior level positions at JPMorgan Chase & Co., a global financial services company, and its predecessor organizations (1976-2008)
- Advisor to a number of retail banking and payment organizations, including The Data & Marketing Association, the NYCE Payment Network, Chase Paymentech, Mastercard's U.S. Business Committee, Visa Global Advisors, the New York Clearing House's Strategic Planning Committee and the Federal Reserve Bank's Payment Card Council

Reasons For Nomination

- Extensive experience in the banking, payments and financial services industries



Age: 36
Director
since: **2022**

Committees:
- Nominating and Corporate Governance Committee
- Talent and Compensation Committee

Dylan G. Haggart

Mr. Haggart is a partner of ValueAct Capital Management, L.P., a global investment firm managing capital on behalf of large institutional investors, which he joined in 2013.

Business Experience

Current Directorships

- Seagate Technology Holdings plc, a provider of data storage technology and solutions (public)

Prior Positions

- Private Equity Investor at TPG Capital, an investment advisory firm, focusing on North American buyouts (2011-2013)
- Investment Banking Advisory at Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm (2009-2011)

Reasons For Nomination

- Experience in developing strategies to drive long-term profitable growth and value creation, including at companies involved in significant periods of transition
- Substantial expertise crafting shareholder aligned approaches in matters relating to mergers and acquisitions, compensation design, and corporate governance



Age: 55
Director
since: **2021**

Committees:
- Risk Committee
- Nominating and Corporate Governance Committee

Wafaa Mamilli

Ms. Mamilli has served as Executive Vice President, Chief Digital & Technology Officer and Group President for China, Brazil and Precision Animal Health of Zoetis, Inc., a global animal health company, since November 2022, and served as Chief Information and Digital Officer of Zoetis since 2020.

Business Experience

Prior Positions

- Global Chief Information Officer for business units at Eli Lily and Company, a pharmaceutical company (2019-2020)
- Chief Information Security Officer at Eli Lily (2016-2019)
- A variety of other leadership positions at Eli Lily since 1995

Reasons For Nomination

- Extensive global experience and technology background, including expertise in cybersecurity, digital and analytics



Age: **69**
Director since: **2019**

Committees:
- Nominating and Corporate Governance Committee, Chair
- Risk Committee

Heidi G. Miller

Ms. Miller most recently served as President of JPMorgan International, a division of JPMorgan Chase & Co., a global financial services company.

Business Experience

Current Directorships

- Waystar, Inc., a provider of financial management technology (private)

Prior Public Directorships

- HSBC Holdings plc, a British global banking and financial services company (2014-2021)
- General Mills Inc., a manufacturer and marketer of branded consumer foods (1999-2019)
- First Data Corporation (2014-2019)

Prior Positions

- President of JPMorgan International (2010-2012)
- Executive Vice President, Chief Executive Officer – Treasury and Securities Services of JPMorgan Chase (2004-2010)
- Executive Vice President and Chief Financial Officer of Bank One Corporation, a commercial bank that is now part of JPMorgan Chase (2002-2004)
- Chief Financial Officer of Citigroup Inc., a global banking company

Reasons For Nomination

- Leadership, management and strategic experience at complex organizations in the global banking and financial services industries



Age: **59**
Director Since: **2007**
Lead Director Since: **2022**

Committees:
- Talent and Compensation Committee, Chair
- Audit Committee

Doyle R. Simons

Mr. Simons most recently served as President and Chief Executive Officer and a director of Weyerhaeuser Company, a company focused on timberlands and forest products.

Business Experience

Current Directorships

- Iron Mountain Incorporated, a storage and information management company (public)

Prior Public Directorships

- Weyerhaeuser Company (2013-2018)

Prior Positions

- President and Chief Executive Officer of Weyerhaeuser Company (2013-2018), and senior advisor (2018-2019)
- Chairman and Chief Executive Officer of Temple-Inland, Inc., a manufacturing company focused on corrugated packaging and building products which was acquired in 2012 (2007-2012)
- Executive Vice President, Chief Administrative Officer, Vice President – Administration and Director of Investor Relations at Temple-Inland (1994-2007)

Reasons For Nomination

- Accomplished businessperson with diverse experience in senior management, financial and legal matters



Age: **60**

Director since: **2020**

Committees:
- Audit Committee, Chair
- Nominating and Corporate Governance Committee

Kevin M. Warren

Mr. Warren has served as Executive Vice President and Chief Marketing and Customer Experience Officer of United Parcel Service, Inc., a global package delivery, supply chain management and freight forwarding company, since January 2023, and as Executive Vice President and Chief Marketing Officer of UPS since 2018.

Business Experience

Prior Public Directorships

- Illinois Tool Works Inc., a global manufacturer of industrial products and equipment (2010-2021)

Prior Positions

- Executive Vice President & Chief Commercial Officer of Xerox Corporation, a global business services, technology and document management company (2017-2018)
- President, Commercial Business Group, President, Industrial, Retail and Hospitality Business Group, President of Strategic Growth Initiatives, and other roles at Xerox (1984-2017)

Reasons For Nomination

- Deep executive and commercial leadership experience including the growth and management of global brands

How We Are Selected, Elected and Evaluated

More About Nominees

All of the nominees for election as director at the annual meeting are incumbent directors and have been nominated in accordance with our by-laws. There are no family relationships among any of our directors or executive officers. These nominees have consented to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted in favor of the nominees proposed by the board of directors. In the event that any director nominee becomes unavailable for election as a result of an unexpected occurrence, shares will be voted for the election of such substitute nominee, if any, as the board of directors may propose.

Vote Required

Our by-laws provide that each director will be elected by the majority of the votes cast with respect to that director's election, other than in a contested election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "withheld" with respect to that director's election. If, in an uncontested election of directors, any incumbent nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, such director will promptly tender his or her resignation. The nominating and corporate governance committee will then promptly recommend to the board whether to accept or reject the resignation, and we will promptly file a Current Report on Form 8-K with the Securities and Exchange Commission that sets forth the board's decision in which the director who tendered a resignation will not participate. In a contested election, as determined by our chair of the board, each director will be elected by a plurality of the votes cast with respect to that director's election at a meeting at which a quorum is present regardless of whether a contested election continues to exist as of the date of such meeting.

What We Look for in Directors

The nominating and corporate governance committee regularly assesses the appropriate size of the board of directors, strategic needs of the board, skills and competencies of our directors, and whether any vacancies on the board of directors are expected due to retirement or otherwise. The committee evaluates prospective nominees in the context of the then current constitution of the board and considers all factors it believes appropriate, which include those set forth in our governance guidelines such as personal ethics and integrity, business judgment, experience, an ability to represent the long-term interests of shareholders, and sufficient time to devote to board activities.

The board expects that it will consist of directors who are best-in-class and include individuals of diverse gender, sexual orientation, race, ethnicity, nationality, cultural background and age. With respect to our nominees for election at the annual meeting, half are diverse in gender, race and/or ethnicity, including two who are female and three who are diverse in race and/or ethnicity. Further to our commitment to diversity and inclusion, our governance guidelines specifically require that the initial list of candidates for any new independent director include qualified female and racially/ethnically diverse candidates.

How We Nominate Directors

The nominating and corporate governance committee recommends to the full board of directors the nominees to stand for election at our annual meeting of shareholders and to fill vacancies occurring on the board. The committee utilizes a variety of methods to identify and evaluate director candidates who may come to the attention of the committee through current directors, professional search firms, shareholders or other persons. In making recommendations to the board, the committee examines each director candidate on a case-by-case basis regardless of who recommended the candidate. The committee will consider shareholder-recommended director candidates in accordance with the foregoing and other criteria set forth in our governance guidelines and the nominating and corporate governance committee charter. Recommendations for consideration by the committee must be submitted in writing to the corporate Secretary together with appropriate biographical information concerning each proposed candidate. The committee does not evaluate shareholder-recommended director candidates differently than any other director candidate. Information regarding how shareholders may nominate director nominees is found below under "Voting, Meeting and Other Matters – Shareholder Proposals for the 2024 Annual Meeting."

How We Evaluate Our Performance

The board of directors annually considers the performance of the board, board committees and individual directors. Our board believes that a meaningful evaluation process promotes good governance practices and enhances the effective functioning of the board.

Input

We seek director input regarding board, board committee and individual director performance. Our most recent performance review was conducted by a third party, who, among other things, interviewed each director as well as senior leaders. The results of this assessment were reported to the full board of directors. From time to time, feedback is also solicited via individual, board and board committee evaluations.

Results

The results of the board and board committee evaluations are reviewed by the board and its committees. Our lead director reviews and discusses individual director performance. In addition, the nominating and corporate governance committee reviews the performance of the board chair and takes such performance into account when making board leadership recommendations.

Action Plans

The board and its committees consider the results of the evaluations and, as appropriate, update their practices or areas of focus to continuously improve the operation and performance of the board and its committees. Among other things, the board initiated committee and committee leadership rotations as a result of the last round of performance discussions. Additionally, the nominating and corporate governance committee formalized enhancements to our director education program to include access to additional online and in-person presentations from third-party experts on a variety of topics.

How We Are Organized

Our Independence

Our board of directors has determined that Alison Davis, Henrique de Castro, Harry F. DiSimone, Dylan G. Haggart, Wafaa Mamilli, Heidi G. Miller, Doyle R. Simons, and Kevin M. Warren are "independent" within the meaning of NASDAQ Marketplace Rule 5605(a)(2). Each member of the committees of our board of directors is independent, and the members of our audit and talent and compensation committees satisfy the additional independence criteria applicable to those committees under NASDAQ or Securities and Exchange Commission rules. In addition, each member of the talent and compensation committee is a non-employee director. Mr. Bisignano is not independent because he is a current employee of Fiserv. Ms. Davis was not nominated for re-election and her term will expire at this year's annual meeting.

Our Meetings and Attendance

During our fiscal year ended December 31, 2022, our board of directors held seven meetings. During 2022, each director attended 75% or more of the aggregate number of meetings of the board of directors and the committees on which he or she served, in each case, while the director was on our board or such committees. Our directors meet in executive session without management present at each regular meeting of the board of directors.

Directors are expected to attend each annual meeting of shareholders. All of the directors serving on the board at the time of our 2022 annual meeting of shareholders attended the meeting.

Our Leadership

We believe that strong independent leadership is essential for our board to effectively perform its primary oversight functions. It is also important for the board to retain flexibility to determine its leadership structure based on the particular composition of the board, the individuals serving in leadership positions and our performance as a company.

In accordance with our governance guidelines, our board annually conducts an evaluation of its leadership structure and elects a board chair, who may or may not be our chief executive officer, based on what it believes is in the best interests of our company and our shareholders. If the individual elected as chair is the chief executive officer or is otherwise an employee of our company, our governance guidelines provide that the non-employee directors will appoint an independent lead director.

This flexible approach to board leadership has served the company well. Following our 2022 annual meeting, our independent directors determined the best leadership structure was for Mr. Bisignano to serve as chairman of the board supported by Mr. Simons as our independent lead director. This structure allows Mr. Bisignano to provide the board with consistency, stability and focus while ensuring independent director engagement oversight through our lead director and other governance practices. Our board continues to focus on its refreshment efforts and experience change to its composition, and therefore believes that having a combined chairman and chief executive officer coupled with a strong independent lead director allows Mr. Bisignano to effectively manage our business, execute on strategic priorities and lead the board, while Mr. Simons is able to provide independent board leadership and oversight with a robust set of recently enhanced responsibilities. The board believes that Mr. Bisignano's leadership style and decades of financial services technology expertise make him uniquely qualified to lead discussions of the board, foster an important unity of leadership between the board and management, and promote alignment of the company's strategy with its operational execution. We also consider shareholder feedback when determining our board leadership structure. During our recent engagements with shareholders, board composition and leadership were topics of discussions and shareholders have expressed support for Mr. Bisignano's leadership of the company. Further, the board believes that our robust corporate governance practices, including a strong lead director role, independent leadership of all board committees, and consistent board refreshment enables efficient independent oversight.

In early 2023, the board reviewed the independent lead director's duties and adopted updated governance guidelines to include additional responsibilities related to the approval of agendas, board meeting schedules, and information provided to the board and to engagement with shareholders.

As set forth in our governance guidelines, the lead director is elected by the non-employee directors and is responsible for, among other things:

- Acting as the principal liaison between non-employee directors of the board and the chair of the board of directors

- Approving information provided to the board of directors

- Approving meeting agendas for the board of directors

- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items

- Calling meetings of the non-employee directors

- If requested by major shareholders, ensuring that he or she is available for consultation and direct communication

- Presiding over board and shareholder meetings where the chair of the board is not present

- Presiding over executive sessions of the non-employee directors and providing feedback to the chair of the board regarding the same

- Providing input to the nominating and corporate governance committee regarding the membership of board committees and committee chairs

- Participating in the annual chief executive officer performance evaluation and the board and individual director performance review process

- Providing input to the chair of the board regarding advisors and consultants retained by the board

- Performing such other duties as from time to time may be assigned to him or her by the independent directors of the board

The board will continue to annually review its leadership structure and its appropriateness given the needs of the board and the company at such time.

Our Committees

Our board of directors has four standing committees: an audit committee; a nominating and corporate governance committee; a talent and compensation committee; and a risk committee. In 2022, we expanded the scope of the board committee focused on risk by converting our technology risk committee to a risk committee to enhance board oversight of a wide range of operational risks. Each of these committees has the responsibilities set forth in written charters adopted by the board of directors. We make copies of these charters available free of charge on our website at https://investors.fiserv.com/corporate-governance. Other than the text of the charters, we are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement. More information regarding each committee's risk oversight responsibilities can be found below under "How We Govern – Risk Oversight."

Audit Committee

Mr. Warren (Chair)	The audit committee's primary role is to provide independent review and oversight of our financial reporting processes and consolidated financial statements, system of internal controls, audit process and results of operations and financial condition. The audit committee is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm and establishing, and periodically reviewing and approving, procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters. The board of directors has determined that Ms. Davis and Messrs. de Castro, DiSimone, Simons and Warren are "audit committee financial experts," as that term is used in Item 407(d)(5) of Regulation S-K.
Ms. Davis	
Mr. de Castro	
Mr. DiSimone	
Mr. Simons	
Number of Meetings held in 2022: **8**	

Nominating and Corporate Governance Committee

Ms. Miller (Chair)	The nominating and corporate governance committee assists the board of directors to identify, evaluate and recommend potential director nominees and annually reviews the size, structure, composition and functioning of the board and its committees including committee rotation and leadership. The committee is also responsible for corporate governance matters and oversees our ESG programs and practices.
Mr. Haggart	
Ms. Mamilli	
Mr. Warren	
Number of Meetings held in 2022: **4**	

Talent and Compensation Committee

Mr. Simons (Chair)	The talent and compensation committee determines and implements compensation policies and programs designed to create long-term value for our shareholders, including reviewing and approving executive officer compensation, and overseeing our human capital management strategy, including with respect to diversity, equity and inclusion, talent engagement, and culture. Additional information regarding the talent and compensation committee and our named executive officer compensation is provided below under the heading "Our Executive Pay – Compensation Discussion and Analysis."
Mr. de Castro	
Mr. Haggart	
Number of Meetings held in 2022: **6**	

Risk Committee

Mr. DiSimone (Chair)	The risk committee is responsible for oversight of key company risks, including cybersecurity, risk appetite, risk governance structure, regulatory exams, risk management and other selected risk topics.
Ms. Davis	
Ms. Mamilli	
Ms. Miller	
Number of Meetings held in 2022: **5**	

How We Govern

The board of directors is responsible for providing advice and oversight of the strategic and operational direction of the company to support our and our shareholder's long-term interests.

Strategic Oversight

Our board is responsible for reviewing management's strategic and financial plans. The board also monitors corporate performance against those plans including overseeing operating results on a regular basis. At least quarterly, the chief executive officer, chief financial officer and other members of management provide detailed business and strategy updates to our board. At these reviews, our directors engage with the senior leadership team and other members of management regarding, among other topics: business objectives; our budget, capital allocation plan, and financial and operating performance; the competitive landscape; product and technology updates; and potential acquisitions, investments and partnerships. Our board is also responsible for planning management succession and monitoring and encouraging ethical behavior and compliance with laws, regulations and corporate policies.

Risk Oversight

Our management is responsible for managing risk, and our board is responsible for overseeing management. To discharge this responsibility, the board seeks to be informed about the risks we face so that it may evaluate actual and potential risks and understand how management is addressing such risks. To this end, the board, as a whole and through its committees, regularly engages with management and outside advisors about the risks we face.

Risk Management Approach

We maintain an enterprise risk management ("ERM") program with a top risk register and structured risk assessment process that supports strategic planning and decision making. As part of our ERM program, for each category of risk, we determine an appropriate risk appetite. We consider the impact and likelihood of our top risks, and our ability to manage those risk through mitigating controls. The risk assessment process also determines risk ratings, such that the management of significant risks can be prioritized, in part, based on their immediacy. On an ongoing basis, we identify, categorize, assess, respond to and monitor risks, escalating mitigation efforts as needed. We consider the various ways in which risks may affect our business by measuring the impact of those risks against a consistent set of criteria, which include the potential impact to our operations, our financial performance, compliance and legal, our reputation, and our business strategy. Response plans are developed for residual risks that are above the acceptable tolerance level.

The board believes that its current leadership structure best positions it to oversee the risks faced by the company today based on the qualifications and skills of our directors and its operations and strategic goals. The significant majority of our board is independent and all four of our standing board committees are chaired by independent directors. In addition, our chairman, who is also our chief executive officer, has significant industry experience and in-depth knowledge of our company and is, therefore, able to efficiently bring issues to the attention of the board. Our chairman's leadership is complemented by an independent lead director who has a broad set of responsibilities under our governance guidelines enabling him to provide an independent perspective on significant matters, including the management of risk.

The board of directors and its committees provide oversight of risk within the scope of their respective responsibilities, including those described below.

Board of Directors

- Maintains primary oversight of strategic, operational, financial (including capital management), succession and culture-related risks

- Receives information regarding our financial performance and condition from our chief financial officer to understand and address current and emerging risks

- Discusses with senior management and other business leaders our business strategy, operations and results, as well as developments in our industry, to enable the board to evaluate competitive and operational risks

Risk Committee

- Reviews and discusses with management key risks, including cybersecurity, resiliency, technology, privacy and data management, credit, settlement, liquidity, third-party, regulatory compliance, and market risk, including product, geography and competition risks

- Annually reviews, jointly with the audit committee, our ERM program, including the identification of top risks

- Reviews with the board issues arising with respect to the performance of the risk management function

- Periodically reviews and approves a list of top enterprise risks, an enterprise risk appetite statement, and the tolerance levels for board-level risk metrics

- Reviews and discusses with management the risk appetite relating to top risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks

- Reviews and discusses with management the risk governance structure and the guidelines, policies and processes regarding risk assessment and management

- Reviews risk factors and other disclosures regarding risks contained in reports filed with the Securities and Exchange Commission

- Reviews and discusses with management relevant regulatory exams, findings from such exams, and the status of the remediation of any such findings

- Reviews and discusses with the chief risk officer whether the risk management function has the appropriate resources and authority to fulfill its responsibilities

- Reviews reports on selected risk topics as appropriate from time to time

Nominating and Corporate Governance Committee

- Working closely with management and the board, oversees management of risks associated with director succession, independence, and conflicts of interest, as well as regulatory risks related to our corporate governance programs and policies

- Oversees our ESG programs, policies, stakeholder engagement, and disclosures and reporting, including identifying, evaluating and monitoring ESG-related trends, opportunities and risks

- Oversees our public policy activities and, at least annually, reviews our political contributions and expenditures and political expenditure policy

Talent and Compensation Committee

- Oversees the ongoing evaluation of risks relating to our human capital strategy, including with respect to diversity, equity and inclusion, talent engagement – including recruiting, development, and retention – and culture

- Reviews the design and implementation of our compensation programs and policies and the administration of our incentive plans to manage compensation-related risk

- Evaluates risk relating to our succession planning for senior management

- Oversees regulatory compliance with respect to compensation matters

Audit Committee

- Monitors our significant internal control process, including the process of preparing interim and annual financial results, disclosure controls and procedures, corporate audit function and periodic review and approval of our code of conduct and business ethics

- Meets with our chief executive officer, chief financial officer, chief legal officer and other members of management, as appropriate, in connection with our filings with the Securities and Exchange Commission, earnings press releases, and other corporate communications containing material financial and risk-related disclosures

- Oversees our chief audit executive and the independent registered public accounting firm and monitors risks related to financial reporting matters, including tax, accounting, disclosure controls and procedures, and internal control over financial reporting

- Annually reviews, jointly with the risk committee, our ERM program, including the identification of top risks

- Oversees legal and regulatory matters that may have a material impact on our financial statements, material litigation, and reports or evidence of material violations of the law or our code of conduct or fraud

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, a majority of our disinterested directors. Compensation matters regarding our executive officers or directors are reviewed and approved by our talent and compensation committee. The policy also provides that, at least annually, any ongoing, previously approved related person transaction is to be reviewed by the body that originally approved the transaction: to ensure that it is being pursued in accordance with all of the understandings and commitments made at the time that it was previously approved; to ensure that the commitments being made with respect to such transaction are appropriately reviewed and documented; and to affirm the continuing desirability of and need for the related person arrangement.

All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our shareholders' best interests or, if an alternate standard of review is imposed by applicable laws, statutes, governing documents or listing standards, if such alternate standard of review is satisfied.

In 2022, Sam Lituchy and Peter Niotis, each an employee of the company and in-law of our chief executive officer, received compensation as follows: Mr. Lituchy – base salary and cash incentive compensation of $343,750 and restricted stock units having a grant date fair value of $160,900; Mr. Niotis – base salary and cash incentive compensation of $197,211 and restricted stock units having a grant date fair value of $61,700. Both were eligible to participate in our employee benefit plans generally available to other employees.

How We Are Paid

Objectives for Director Compensation

Qualified non-employee directors are critical to our success. We believe that the primary duties of non-employee directors are to effectively represent the long-term interests of our shareholders and to provide guidance to management. Our compensation program for non-employee directors is designed to meet several key objectives:

- Compensate directors for the responsibilities, time commitments, and personal liabilities and risks that they face as directors of a public company

- Attract the highest caliber non-employee directors by offering compensation that is consistent with that of our peers

- Align the interests of our directors and shareholders by providing a significant portion of compensation in equity and requiring directors to own our stock

- Provide compensation that is simple and transparent to shareholders and reflects corporate governance best practices

- Where possible, provide flexibility in form and timing of payments

The talent and compensation committee of the board of directors reviews non-employee director compensation every other year and considers our financial and strategic performance, general market conditions and non-employee director compensation at the peer group companies set forth below under "Our Executive Pay – Compensation Discussion and Analysis – Determining and Structuring Compensation – Peer Group."

Elements of 2022 Director Compensation

Our 2022 non-employee director compensation program is summarized below:

Element of Compensation	2022
Annual Equity	$210,000
Board Fee	100,000
Lead Director Fee	75,000
Committee Fee	15,000
Committee Chair Fee	
Nominating and Corporate Governance; Talent and Compensation	10,000
Audit; Risk	20,000

Upon being elected or re-elected as: a director, each non-employee director receives such number of restricted stock units as is determined by dividing $210,000 by the closing price of our common stock on the grant date; and lead director, the lead director receives such number of restricted stock units as is determined by dividing $75,000 by the closing price of our common stock on the grant date. Committee chair fees are in addition to the base committee fees and the lead director fee is in addition to the standard board fee and annual equity grant.

Restricted stock units vest on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date. All cash fees are payable quarterly in arrears and may be subject to deferral elections. Committee fees are payable with respect to each committee on which a director serves.

Stock Ownership Requirements

Under our stock ownership policy, non-employee directors are required to accumulate, within five years after joining the board, and hold our common stock having a market value equal to at least four times (4x) the sum of the standard annual board cash fee plus the value of the standard annual equity award. All non-employee directors are in compliance with our stock ownership policy.

Non-Employee Director Deferred Compensation Plan

We maintain a non-employee director deferred compensation plan that provides directors with flexibility in managing their compensation and promotes alignment with the interests of our shareholders. Each non-employee director may defer up to 100% of his or her cash fees, and based on his or her deferral election, the director is credited with a number of share units at the time he or she would have otherwise received the fees being deferred. Each non-employee director also may defer receipt of up to 100% of shares due upon vesting of restricted stock units. Based on his or her election, the director is credited with one share unit for the receipt of each such share that is deferred. Share units are equivalent to shares of our common stock but have no voting rights.

Upon cessation of service on the board, the director receives one share of our common stock for each share unit. Share units credited to a director's account are considered awards granted under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan and count against that plan's share reserve.

2022 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Alison Davis[3]	119,000	210,093	329,093
Henrique de Castro[4]	119,000	210,093	329,093
Harry F. DiSimone[4]	134,000	210,093	344,093
Dylan G. Haggart[4]	97,226	254,263	307,319
Wafaa Mamilli[4]	113,313	210,093	323,406
Heidi G. Miller[5]	129,000	210,093	339,093
Doyle R. Simons[6]	125,209	285,147	410,356
Kevin M. Warren[4]	130,209	210,093	340,302
Former Directors[7]			
Dennis F. Lynch[8]	45,060	—	45,060
Scott C. Nuttall[8]	45,060	—	45,060
Denis J. O'Leary[9]	64,154	—	64,154

(1) This column includes fees earned or paid in cash during 2022, including the following amounts that were deferred under our non-employee director deferred compensation plan: Mr. de Castro – $119,000; Mr. DiSimone – $134,000; Ms. Miller – $129,000; Mr. Nuttall – $45,060; Mr. O'Leary – $64,154; and Mr. Simons – $125,209.

(2) We granted each non-employee director re-elected at our 2022 annual meeting such number of restricted stock units determined by dividing $210,000 by $94.17, the closing price of our common stock on May 18, 2022, the date of grant, rounded up to the next whole restricted stock unit. Accordingly, each non-employee director received 2,231 restricted stock units. On that date, we also granted Mr. Simons, as our lead director, such number of restricted stock units determined by dividing $75,000 by $94.17, rounded up to the next whole restricted stock unit. Accordingly, Mr. Simons received an additional 797 restricted stock units.

Mr. Haggart joined the board on February 18, 2022, and we granted him 477 restricted stock units, representing a pro rata number based on the number of days between the date of his appointment and May 18, 2022, the date of the next annual meeting of shareholders, and using the closing price of our common stock on February 23, 2022, of $92.60.

All restricted stock units granted in 2022 vest 100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date.

The dollar amount shown in the table is the grant date fair value of the award. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 15 to our Consolidated Financial Statements for the year ended December 31, 2022.

(3) As of December 31, 2022, Ms. Davis held 18,060 options to purchase shares of our common stock, all of which were vested, and 2,231 unvested restricted stock units.

(4) As of December 31, 2022, each of Mr. de Castro, Mr. DiSimone, Mr. Haggart, Ms. Mamilli and Mr. Warren held 2,231 unvested restricted stock units.

(5) As of December 31, 2022, Ms. Miller held 47,929 options to purchase shares of our common stock, all of which were vested, and 2,231 unvested restricted stock units.

(6) As of December 31, 2022, Mr. Simons held 33,220 options to purchase shares of our common stock, all of which were vested, and 3,028 unvested restricted stock units.

(7) Messrs. Lynch, Nuttall and O'Leary retired from the board upon conclusion of the 2022 annual meeting.

(8) As of December 31, 2022, neither Mr. Lynch nor Mr. Nuttall held any unvested restricted stock units or options to purchase shares of our common stock.

(9) As of December 31, 2022, Mr. O'Leary held 33,220 options to purchase shares of our common stock, all of which were vested.

How to Communicate with Us

Shareholders may communicate with our board of directors or individual directors by submitting communications in writing to us at 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Eric C. Nelson, Secretary. Shareholders may also contact us by e-mail through our investor relations department at investor.relations@fiserv.com. Communications addressed to the board of directors or individual directors, other than business solicitations or similar communications, will be provided to our board of directors or individual directors, as applicable.

Our Executive Pay

Proposal 2: Advisory Vote to Approve Executive Compensation

Background

We are conducting a non-binding, advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in accordance with Section 14A of the Exchange Act (commonly referred to as "Say-on-Pay"). Our shareholders previously expressed a preference that we hold Say-on-Pay votes on an annual basis, and our board of directors accordingly determined to hold Say-on-Pay votes every year until the next required advisory vote on the frequency of future Say-on-Pay votes.

Pay-for-Performance Philosophy and Key Compensation Actions for 2022

Our talent and compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- **Executive officer compensation is primarily variable and in the form of equity.** The annual compensation payable to our named executive officers is primarily variable and in the form of equity.

- **Annual incentive awards are based on financial performance objectives.** Annual incentive awards to our named executive officers for 2022 were based on performance against established financial performance objectives.

- **We continue to expand the use of performance shares units.** To further align the interests of our shareholders with the interests of our executive officers and to promote long-term value creation for shareholders, Mr. Bisignano's incentive compensation for 2022 was entirely in the form of equity awards, with 60% of the awards in the form of performance share units ("PSUs") and 40% in restricted stock units ("RSUs"). The 60 / 40% ratio of PSUs to RSUs, respectively, reflects an increased level of PSUs compared to the 50 / 50% ratio in the prior year. Our other executive officers also received their incentive compensation entirely in the form of equity, with 50% of their awards in the form of PSUs and 50% of their awards in the form of RSUs.

- **Our PSUs have rigorous total shareholder return and financial performance goals.** Shares subject to the PSUs vest based on attainment of relative total shareholder return and achievement of financial performance goals. For the relative total shareholder return component, above-median performance at the 55th percentile relative to the S&P 500 is required for target level vesting and payouts are capped at target if our absolute total shareholder return over the three-year period is negative.

- **New employment agreement with our CEO.** To affirm the continuity of the company's leadership, we entered into a new employment agreement with our chief executive officer. The agreement reflects current market best practices, including by eliminating a minimum guaranteed annual equity grant amount, aligning cash severance payments to reflect the terms of our new executive officer cash severance policy, and requiring performance share units to vest based on actual performance at the end of the performance period in various termination scenarios.

Our Policies

- We have a stock ownership policy that requires our chief executive officer to maintain a level of stock ownership equal to 12x his base salary and named executive officers to own 4x their base salary.

- We prohibit hedging and pledging of stock by named executive officers.

- We maintain a compensation "clawback" policy.

We encourage shareholders to review the "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under the heading "Executive Compensation."

We believe that our executive compensation program appropriately attracts, retains and incentivizes management while aligning pay with performance, driving long-term value creation and reflecting the views of shareholders. We were pleased that our executive compensation program was supported by shareholders at the 2022 annual meeting with 88% of votes cast in favor of the proposal. This level of support validated the enhancements that we made to our executive compensation program in fiscal 2021 in response to shareholder feedback. We carefully consider shareholder input in evaluating and designing our executive compensation program, as well as the results of the prior advisory vote. As a result of a substantial majority of our shareholders approving the compensation program at the 2022 annual meeting, other than the enhancements noted above that were informed by shareholder feedback, the talent and compensation committee did not implement changes to our executive compensation program.

Proposed Resolution

The board endorses the compensation of our named executive officers and recommends that you vote in favor of the following resolution:

"RESOLVED, that the shareholders hereby approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including under the heading 'Compensation Discussion and Analysis' and in the tabular and narrative disclosures under the heading 'Executive Compensation.'"

Vote Required, Effect of Vote and Recommendation of the Board of Directors

To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted in favor of this proposal.

While the vote is advisory, and will not be binding upon the board or the talent and compensation committee, the talent and compensation committee will carefully consider the outcome of the vote when considering future executive compensation decisions to the extent it can determine the cause or causes of any significant negative voting results.

| For | The board of directors recommends that you vote **"For"** Proposal 2. |

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis addresses compensation for our named executive officers for 2022.

Named Executive Officer	Title
Frank J. Bisignano	Chairman of the Board, President and Chief Executive Officer
Guy Chiarello	Chief Operating Officer
Robert W. Hau	Chief Financial Officer
Suzan Kereere	Executive Vice President, Head of Global Business Solutions
Adam L. Rosman	Chief Administrative Officer and Chief Legal Officer

We aspire to move money and information in a way that moves the world. As a global leader in payments and financial technology, our purpose is to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do.

2022 Performance Highlights

- GAAP revenue growth of 9% and organic revenue growth of 11% compared to 2021

- GAAP earnings per share of $3.91 and adjusted earnings per share of $6.49, representing a 96% increase in GAAP earnings per share and a 16% increase in adjusted earnings per share, in each case, compared to 2021

- GAAP operating margin of 21.1% compared to 14.1% in 2021; and adjusted operating margin of 35.1% compared to 33.9% in 2021

In 2022, we also continued our disciplined approach to capital deployment which included share repurchases and acquisitions. Named executive officer compensation for 2022 was paid or awarded in the context of these results.

In this proxy statement, we discuss financial measures that are referred to as non-GAAP financial measures, including organic revenue growth, adjusted earnings per share, adjusted operating margin, adjusted operating income, and adjusted revenue for incentive compensation. See Appendix A to this proxy statement for more information regarding these measures and reconciliations to the most directly comparable GAAP measures.

Shareholder Engagement

Engaging with our shareholders to understand their priorities and areas of focus is fundamental to our commitment to good governance. Feedback from shareholders is shared with our management and the board and helps inform enhancements to our compensation, governance and corporate responsibility practices. In addition to our governance-focused engagement, our investor relations team and members of senior management regularly communicate with our shareholders including in connection with quarterly earnings calls, analyst meetings, and investor and industry conferences.

In 2022, we expanded the scope of our engagement to better understand shareholder perspectives on various issues. In this regard, we extended invitations to meet with shareholders collectively owning approximately 60% of our shares and engaged with shareholders collectively owning approximately 44% of our shares. The chairs of our talent and compensation committee and nominating and corporate governance committee, along with our lead director, participated in nearly half of these meetings. Over the past several years, feedback received from these discussions has helped inform enhancements to our governance, executive compensation, and corporate responsibility programs and disclosures.

In our discussions with shareholders, they expressed positive views regarding our strong management and financial performance, along with the matters described below. After taking into account all of the feedback from our shareholders, we have made the following enhancements to our executive compensation program:

What We Heard	How We Responded
Many shareholders expressed support for an executive officer severance policy	• The board adopted a policy on executive officer cash severance that requires a shareholder advisory vote if cash severance exceeds 2.99 times the sum of base salary plus target cash incentive compensation. • This policy builds on the actions we took in 2021 in response to shareholder feedback regarding post-termination compensation, including eliminating single-trigger equity vesting upon a change of control and limiting cash severance upon a termination without cause for executive officers other than the chief executive officer to 1.5 times the sum of base salary plus the target cash incentive award for the year of termination.
Many shareholders expressed that performance share units should continue to be a significant component of the company's compensation program	• To further align the interests of our shareholders with the interests of our executive officers and to promote long-term value creation for shareholders, Mr. Bisignano's incentive compensation for 2022 was entirely in the form of equity awards, with 60% of the awards in the form of performance share units ("PSUs") and 40% in restricted stock units ("RSUs"), an increase from the 50 / 50% ratio in the prior year. Our other executive officers also received their incentive compensation entirely in the form of equity, with 50% of their awards in the form of PSUs and 50% in the form of RSUs. • Shares subject to the performance share units vest based on attainment of relative total shareholder return and achievement of financial performance goals. For the relative total shareholder return component, performance at the 55th percentile relative to the S&P 500 is required for target level vesting and payouts are capped at target if our absolute total shareholder return over the three-year period is negative.
Shareholders expressed support for Mr. Bisignano's leadership	• To affirm the continuity of the company's leadership, we entered into a new five-year employment agreement with Mr. Bisignano to serve as our president and chief executive officer through 2027. • The new agreement reflects current market best practices, including eliminating a minimum annual equity grant amount, aligning cash severance to the terms of our new executive officer cash severance policy, and requiring performance share units to vest based on actual performance at the end of the performance period in various termination scenarios.



2022 Compensation

The compensation paid to or earned by our named executive officers for 2022 performance is shown below. Incentive compensation is comprised of annual incentive awards and long-term incentive awards. To further align the interests of our shareholders with the interests of our executive officers and to promote long-term value creation for shareholders, annual incentive awards for 2022, which were determined based on the achievement of performance goals established by the talent and compensation committee at the beginning of 2022, were paid in performance share units and restricted stock units rather than cash. Long-term incentive awards were also granted as performance share unit and restricted stock unit awards. As a result, in the table below, the number of performance share units and restricted stock units reported include both annual and long-term incentive compensation grants.

The graphs and table in this section, which reflect the committee's compensation decisions for fiscal 2022, supplement, and are not a substitute for, the information in the Summary Compensation Table, which is presented in accordance with Securities and Exchange Commission rules. We discuss each of the compensation elements for 2022 performance below under "2022 Named Executive Officer Compensation."

CEO Total Compensation

RSUs
95%
Equity
PSUs
Base Salary

Total Compensation (All NEOs)

Cash
91%
Equity
Equity

2022 Supplemental Compensation Table

	Base Salary(1)	Annual Cash Incentive Award(2)	Performance Share Units(3)(4)(5)	Restricted Stock Units(3)(4)(5)	Total
F. Bisignano	$ 1,320,000	–	$ 14,580,811	$ 8,672,056	$ 24,572,867
G. Chiarello	1,000,000	–	5,170,254	4,612,557	10,782,811
R. Hau	625,000	–	3,012,463	2,687,595	6,325,058
S. Kereere	900,000	–	2,858,418	2,550,066	6,308,484
A. Rosman	600,000	–	1,625,413	1,450,055	3,675,468

(1) These amounts represent the base salary paid during 2022.

(2) The talent and compensation committee approved the following annual cash incentive amounts based on our achievement of adjusted revenue for incentive compensation and adjusted operating income: Mr. Bisignano – $2,455,000; Mr. Chiarello – $1,596,400; Mr. Hau – $921,000; Ms. Kereere – $1,006,960; Mr. Rosman – $712,240. The committee elected to pay the annual cash incentive awards for 2022 entirely in equity, comprised of 50% performance share units and 50% restricted stock units, except in the case of Mr. Bisignano, who received 60% performance share units and 40% restricted stock units. The grant date fair value of these awards is included in the "Performance Share Units" and "Restricted Stock Units" columns in this table.

(3) Amounts represent the grant date fair value of the restricted stock units and the grant date fair value of performance share units at target level.

(4) The performance share units and restricted stock units were granted on February 22, 2023. The performance share units have a three-year performance period ending December 31, 2025, and the value realized at the end of the performance period will depend on our achievement of relative total shareholder return, organic revenue growth and adjusted earnings per share and will range from 0% to 200% of the target award. One-third of the restricted stock units vest on each anniversary of the grant date.

(5) Because these equity grants were made in 2023, they do not appear in the Summary Compensation Table in this proxy statement; instead, the amounts will be reported as stock awards in the Summary Compensation Table in the proxy statement for our 2024 annual meeting in accordance with applicable Securities and Exchange Commission rules.

Executive Compensation Practices

Our compensation program is designed to create long-term value for our shareholders by rewarding performance and sustainable growth. Our talent and compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

What We Do

✓ **Pay for Performance.** Named executive officer compensation is primarily variable and delivered in the form of long-term incentive equity awards, at least half of which are granted in the form of performance share units. Annual incentive awards are based on performance against predefined performance metrics.

✓ **Performance Share Units.** We grant performance share units that vest based on the achievement of three-year absolute and relative performance goals. In 2023, half of the equity granted to our executive officers, and 60% of the equity granted to our chief executive officer, was in the form of performance share units.

✓ **Rigorous Relative Total Shareholder Return Goal.** Forty percent (40%) of the performance share units granted as 2022 incentive compensation vest based on our relative total shareholder return over a three-year performance period as compared to the S&P 500 Index. These performance share units only vest at target for above-median performance, and the number of shares issued is capped at the target amount if our absolute total shareholder return over the three-year period is negative.

✓ **Cash Severance Policy.** In 2022, our board adopted an executive officer cash severance policy that requires an advisory shareholder vote on any new or amended agreement with an executive officer providing for cash severance benefits that exceed 2.99 times the sum of an executive officer's base salary plus target cash incentive award.

✓ **Double-Trigger Change of Control Benefits.** In the event of a change of control, our executive officers will only receive a cash severance payment and vesting of unvested restricted stock units, stock options and performance share units upon a qualifying termination following the change of control.

✓ **Robust Stock Ownership.** We have a stock ownership policy that requires our executive officers and directors to own a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.
- Chief Executive Officer – twelve times (12x) his annual base salary
- Other executive officers – four times (4x) their respective annual base salaries
- Directors – four times (4x) the sum of the annual board cash fee and equity award value

✓ **Clawback Policy.** We have a compensation recoupment, or "clawback," policy.

What We Don't Do

✗ **No Hedging or Pledging.** We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✗ **No Pensions.** We do not provide separate pension programs or a supplemental executive retirement plan to our executive officers.

✗ **No Gross-Ups.** We do not generally provide for tax gross-up arrangements with our executive officers.

✗ **No Change of Control Agreements.** We have a severance policy for our executive officers and, other than our employment agreement with our chief executive officer, no executive officers have employment or other agreements with us.

✗ **No Option Repricing.** Our equity plan prohibits the repricing or backdating of stock options and the cancellation of underwater stock options in exchange for a cash payment or the issuance of other securities by us to the award holder.

Determining and Structuring Compensation

Compensation Philosophy and Objectives

The goal of our executive compensation program is the same as our goal for operating our company: to create long-term value for our shareholders and clients. To this end, we design our compensation program to incentivize and reward our executive officers for sustained financial, operating and strategic performance, to align their interests with those of our shareholders, and to encourage them to remain with the company for long and productive careers. Our talent and compensation committee also seeks to structure compensation that is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

As discussed above under "Our Executive Pay – Pay-for-Performance Philosophy and Key Compensation Actions for 2022," the committee also considers the results of shareholder advisory votes and input received during shareholder engagement discussions when designing the compensation program for our named executive officer compensation.

Components of Compensation

The principal elements of compensation that we generally provide to our named executive officers are base salary, annual cash incentive awards and long-term equity incentive awards. We seek to increase the percentage of total pay that is "at risk" as executive officers move to greater levels of responsibility in the company and thus have a more direct impact on company results. We intend to structure the target compensation of executive officers so that they receive a significant portion of their compensation in the form of equity to further align our executive officers' interests with those of our shareholders.

Type	Element	Description	Purpose
Annual Compensation	Base Salary	• Fixed annual amount • Determined by the talent and compensation committee based on market data, scope of responsibilities, market value of experience, overall effectiveness and, except in the case of our chief executive officer, the recommendation of our chief executive officer	• Provides the named executive officer with a level of income security
	Annual Incentive	• Annual award based on annual, quantitative financial performance objectives established by the talent and compensation committee • Ensures a significant portion of compensation is "at risk" and payable based on formulaic performance against financial objectives	• Motivates named executive officers to achieve annual financial results that, in turn, further our achievement of long-term objectives
Long-Term Compensation	Performance Share Units	• Equity grants for which the number of shares issued at vesting is determined by the achievement of performance goals over a multi-year period	• Incentivizes the achievement of long-term performance objectives to align our named executive officers' economic interests with those of our shareholders
	Restricted Stock Units	• Equity grants that vest over a period of several years where the ultimate value depends on our share price	• Promotes retention and further aligns the interests of our named executive officers and shareholders

When making equity award decisions, we do not consider existing equity ownership because we do not want to discourage executive officers from holding significant amounts of our common stock. We also do not review realized compensation from prior equity awards when making current compensation decisions. If the value of equity awards granted in prior years increases significantly in future years, we do not believe that this positive development should impact current compensation decisions.

Determining Compensation

The Talent and Compensation Committee's Role

The talent and compensation committee of the board of directors is responsible for, among other things:

- Approving executive officer compensation including the design and related performance goals specific to short- and long-term incentive awards relevant to their compensation

- Approving compensation programs and plans in which our executive officers participate

- Discharging administrator responsibilities conferred to the committee by our equity incentive plans

- Approving severance or similar termination payments to executive officers

With respect to executive officers, at the beginning of each year, the talent and compensation committee approves cash incentive payments and equity awards, sets base salaries and approves cash incentive and performance share unit goals and targets.

Management's Role

Our chief executive officer annually completes a self-appraisal of his performance. For 2022, his appraisal focused on financial and strategic results, team culture and talent development, integration and business structure, control environment and leadership succession. The appraisal is provided to all directors, who each provide their perspective with respect to chief executive officer performance to the chair of the nominating and corporate governance committee. Director input is then compiled and shared with the full board. The talent and compensation committee considers the annual review and director feedback when determining compensation. Our chief executive officer does not attend the portion of any talent and compensation committee meeting during which the committee deliberates on matters related specifically to his compensation. Management compiles market data and information to make recommendations to the talent and compensation committee regarding compensation matters. In addition, our chief executive officer makes recommendations to the talent and compensation committee concerning the compensation of executive officers other than himself.

Consultant's Role

In 2022, the talent and compensation committee engaged Pay Governance, LLC ("Pay Governance") to advise it regarding director and executive officer compensation, including performance share unit design, and the terms of a new employment agreement with our chief executive officer. Pay Governance also provided the company with market compensation data and analysis, assistance with tally sheet calculations and assistance with certain proxy statement-related calculations. Management used the market data provided by Pay Governance as one point of consideration in formulating recommendations to the committee regarding compensation matters, and the committee used such data as a reference in assessing chief executive officer compensation. The committee reviewed Pay Governance's work and its policies and procedures regarding independence and concluded that Pay Governance was able to provide independent advice regarding executive compensation matters during its engagement.

Peer Group

In setting compensation levels for our executive officers, the talent and compensation committee considers, among other things, the compensation of similarly situated executives at companies in our peer group by reviewing publicly available proxy and survey data regarding comparable executive officer positions and the compensation paid to our executive officers in light of their relative functional responsibilities and experience. Notwithstanding the use of benchmarking as a tool to set compensation, comparison data only provides a context for the decisions that the talent and compensation committee makes. The committee may also consider, among other matters, market trends in executive compensation, the percentage that each component of compensation comprises of an executive officer's total compensation and the executive officer's tenure in position.

The peer group the talent and compensation committee considered for 2022 compensation is set forth below:

American Express Company	Mastercard Incorporated
Automatic Data Processing, Inc.	Nasdaq, Inc.
Cognizant Technology Solutions Corporation	Paychex, Inc.
Discover Financial Services	PayPal Holdings, Inc.
Fidelity National Information Services, Inc.	Block, Inc.
Global Payments Inc.	The Bank of New York Mellon Corporation
Intuit Inc.	Visa Inc.

We believe our peer group is comprised of companies that compete with us for talent; directly compete with us in our primary businesses; have similar business models in similar industries because they reflect the complexities inherent in managing an organization with multiple business lines and revenue sources; and are of similar size based primarily on annual revenue and market capitalization.

2022 Named Executive Officer Compensation

Base Salaries

The talent and compensation committee did not increase the base salaries of our chief executive officer or other named executive officers for 2022.

Annual Incentive Awards

At the beginning of 2022, the talent and compensation committee set quantitative corporate performance objectives for annual cash incentive awards based on two financial measures – adjusted revenue for incentive compensation, which we refer to in this section as adjusted revenue, and adjusted operating income. The committee selected adjusted revenue because it believes that the long-term value of our enterprise depends on our ability to generate revenue excluding the impact of our Output Solutions postage reimbursements, deferred revenue purchase accounting adjustments and acquired revenue. The committee also considers adjusted operating income as both a key performance objective and a primary indicator of free cash flow growth. For 2022, the committee set the performance goals for adjusted revenue and adjusted operating income such that it believed that it would be reasonably unlikely that the top end of the range would be achieved but it would be reasonably likely that the target could be achieved. A discussion of how adjusted revenue for incentive compensation is calculated from GAAP revenue is provided in Appendix A to this proxy statement.

The performance objectives, weighting, and threshold, target, maximum and actual amounts for our named executive officers for 2022 were as follows:

Performance Objective (in millions) and Weighting	Threshold	Target	Maximum	Actual
Adjusted Revenue for Incentive Compensation (50%)	$ 16,219	$ 16,525	$ 16,831 or more	$ 16,732
Adjusted Operating Income (50%)	$ 5,773	$ 5,966	$ 6,151 or more	$ 5,882

The threshold, target and maximum potential payouts for each of our named executive officers were set by the talent and compensation committee based on the short-term incentive compensation available to individuals holding similar positions at our peer companies, balanced against the committee's view that total compensation should weigh more heavily in favor of long-term versus short-term incentive compensation.

Based on our achievement of adjusted revenue for incentive compensation and adjusted operating income, the talent and compensation committee approved actual annual incentive payments to our named executive officers for 2022 at 122.8% of target.

	Threshold ($)	Target ($)	Maximum ($)	Actual Award ($)[1]
F. Bisignano	1,000,000	2,000,000	4,000,000	2,455,000
G. Chiarello	650,000	1,300,000	2,600,000	1,596,400
R. Hau	375,000	750,000	1,500,000	921,000
S. Kereere	410,000	820,000	1,640,000	1,006,960
A. Rosman	290,000	580,000	1,160,000	712,240

(1) These amounts reflect achievement at 122.8% of the target.

To further align the interests of our executive officers with the interests of our shareholders and to promote long-term value creation for shareholders, the talent and compensation committee elected to pay the annual incentive awards for 2022 entirely in equity, comprised of 50% performance share units and 50% restricted stock units, except in the case of Mr. Bisignano, who received 60% performance share units and 40% restricted stock units. Because these equity grants were made in 2023, they do not appear in the Summary Compensation Table in this proxy statement; instead, the amounts will be reported as stock awards in the Summary Compensation Table in the proxy statement for our 2024 annual meeting in accordance with applicable Securities and Exchange Commission rules. The restricted stock units will vest one-third per year on the first three anniversaries of the grant date, and the terms of the performance share units are the same as those described below under the heading "Equity Incentive Awards – Terms of Performance Share Units."

Long-Term Incentive Awards

Awards Granted in 2023

In February 2023, we granted annual equity awards to our named executive officers based on the level of each executive officer's responsibilities and the talent and compensation committee's judgment of each executive's performance in 2022 with respect to strategic impact, execution of our commitment to provide innovative solutions for our clients, talent development, risk management, financial results, and, other than with respect to his own awards, the recommendation of our chief executive officer.

The annual equity mix awarded by the talent and compensation committee to each of our named executive officers is consistent with our objective of emphasizing performance-based compensation and aligning our executive officers' economic interests with those of our shareholders. Half of the equity granted to our named executive officers during the annual grant cycle in each of 2022 and 2023 was in the form of performance share units with a three-year performance period and, in 2023, we increased the percentage of performance share units granted to our chief executive officer to 60% of the equity granted to him. The number and grant date fair value of the equity incentive awards made to our named executive officers in February 2023 for 2022 performance were as follows. The table below does not include equity issued in respect of the annual cash incentive awards discussed above under the heading "Annual Incentive Awards."

	Performance Share Units			Restricted Stock Units		
	Approved by Talent and Compensation Committee ($)	Units (#)	Grant Date Fair Value ($)	Approved by Talent and Compensation Committee ($)	Units (#)	Grant Date Fair Value ($)
F. Bisignano	11,535,000	100,135	12,929,832	7,690,000	67,994	7,690,121
G. Chiarello	3,814,300	33,112	4,275,683	3,814,300	33,726	3,814,411
R. Hau	2,227,000	19,333	2,496,354	2,227,000	19,692	2,227,165
S. Kereere	2,046,520	17,767	2,294,146	2,046,520	18,096	2,046,658
A. Rosman	1,093,880	9,497	1,226,291	1,093,880	9,673	1,094,016

The number of performance share units granted was determined by dividing the award dollar amount approved by the talent and compensation committee by the simple average of the closing price of our common stock on each of the five trading days ending on, and inclusive of, the grant date. The number of restricted stock units was determined by dividing the award dollar amount approved by the committee by the closing price of our common stock on the grant date. Please see "Equity Incentive Awards – Terms of Performance Share Units" below for more information regarding the performance goals and weightings applicable to the performance share units. These equity incentive awards will appear in the Summary Compensation Table and Grants of Plan-Based Awards Table in the proxy statement for our 2024 annual meeting of shareholders in accordance with applicable Securities and Exchange Commission rules.

Awards Granted in 2022

The annual equity incentive awards made to our named executive officers in 2022 for performance in 2021 were based on the factors described above. These awards are reflected below and in the Summary Compensation Table and Grants of Plan-Based Awards Table under "Executive Compensation" in accordance with Securities and Exchange Commission rules.

	Performance Share Units		Restricted Stock Units	
	Units (#)	Grant Date Fair Value ($)	Units (#)	Grant Date Fair Value ($)
F. Bisignano	84,856	8,210,887	86,394	8,000,084
G. Chiarello	39,776	3,848,829	40,497	3,750,022
R. Hau	21,214	2,052,722	21,599	2,000,067
S. Kereere	16,441	1,590,874	16,739	1,550,031
A. Rosman	11,403	1,103,384	11,610	1,075,086

Terms of Performance Share Units

The performance share units granted in each of 2021, 2022 and 2023 to our named executive officers have a three-year performance period ending December 31, 2023, 2024 and 2025, respectively. We refer to the performance share units granted in 2021 as the "2021 PSUs," those granted in 2022 as the "2022 PSUs," and those granted in 2023 as the "2023 PSUs."

Performance Metrics and Weighting

Performance Metrics – 2021 PSUs and 2022 PSUs	Weighting
Relative total shareholder return	30%
Organic revenue growth	30%
Adjusted operating income	25%
Adjusted earnings per share	15%

Performance Metrics – 2023 PSUs	Weighting
Relative total shareholder return	40%
Organic revenue growth	40%
Adjusted earnings per share	20%

Performance Metrics Description and Analysis

Performance Metrics	Description and Analysis
Relative total shareholder return	Relative total shareholder return compared to the S&P 500 Index aligns our pay-for-performance philosophy with the creation of shareholder value
Organic revenue growth	The long-term value of our enterprise is linked to our ability to grow revenue without regard to acquisitions and the impact of foreign currency fluctuations
Adjusted operating income	Adjusted operating income is an indicator of free cash flow growth. For the 2023 PSUs, the committee removed adjusted operating income to eliminate duplicative metrics in our annual and long-term incentive plans and to increase the relative weight of total shareholder return and organic revenue growth
Adjusted earnings per share	An increase in adjusted earnings per share can drive an increase in shareholder value

Total Shareholder Return

The company's relative total shareholder return will be assessed by the talent and compensation committee based on the percentile rank of the company over the three-year performance period relative to the total shareholder return of the companies in the S&P 500 Index as of the first day of the three-year performance period applicable to each award. We require relative total shareholder return performance above the median level for the applicable portion of the performance share units to vest at target. If the company's total shareholder return for the three-year performance period is negative on an absolute basis, the performance multiplier is capped at 100%.

The performance multipliers to be applied to the target number of shares issuable based on relative total shareholder return at the threshold, target and maximum achievement levels are as follows:

	Three-Year Company TSR Relative Ranking	Performance Multiplier
Maximum	90th percentile or greater	200%
Target	55th percentile	100%
Threshold	30th percentile	50%

Annual Performance Goals

Each of organic revenue growth, adjusted operating income and adjusted earnings per share, as applicable, is measured separately for each fiscal year in the three-year performance period, and the talent and compensation committee determines separate performance multipliers with respect to each metric for each such fiscal year. The average performance multiplier, calculated by taking the numeric average of the performance multipliers earned with respect to each fiscal year in the three-year performance period, will be used to calculate the number of units earned based on each metric.

Performance Goals for 2022

In 2022, the talent and compensation committee established the achievement levels as follows:

2021 / 2022 PSUs	Organic Revenue Growth (30% Weighting)	Adjusted Operating Income (25% Weighting) (in millions)	Adjusted Earnings Per Share (15% Weighting)	Performance Multiplier
Maximum	11%	$6,151	$6.70	200%
Target	9%	$5,966	$6.48	100%
Threshold	7%	$5,773	$6.25	50%

Performance Goals for 2023

In 2023, the talent and compensation committee established the achievement levels as follows:

2021 / 2022 PSUs	Organic Revenue Growth (30% Weighting)	Adjusted Operating Income (25% Weighting) (in millions)	Adjusted Earnings Per Share (15% Weighting)	Performance Multiplier
Maximum	11%	$6,700	$7.55	200%
Target	8%	$6,550	$7.35	100%
Threshold	5%	$6,400	$7.15	50%

2023 PSUs	Organic Revenue Growth (40% Weighting)	Adjusted Earnings Per Share (20% Weighting)	Performance Multiplier
Maximum	11%	$7.55	200%
Target	8%	$7.35	100%
Threshold	5%	$7.15	50%

The committee will establish the threshold, target and maximum achievement levels for each metric for 2024, in the case of both the 2022 PSUs and 2023 PSUs, and for 2025, in the case of the 2023 PSUs.

2019 Performance Share Units

The performance share units granted in 2019, with a three-year performance period ended on July 31, 2022, vested at 100% of the target award level based on cost synergy attainment of $1.205 billion (30% weighting) and revenue synergy attainment of $720 million (20% weighting) over the three-year period ended July 31, 2022, as well as our total shareholder return outperformance of the S&P 500 Index of 41.9 percentage points over the three-year period (50% weighting). Upon vesting and subject to required tax withholding, Messrs. Bisignano, Chiarello and Hau received 143,971, 57,589, and 38,393 shares of our common stock, respectively, in 2022.

Other Elements of Compensation

Post-Employment Benefits

We provide severance and change of control protections to our named executive officers through a severance policy and agreements which are discussed below under the heading "Agreements with Executive Officers." Under our severance policy, the cash severance payment upon a termination without cause is equal to 1.5 times base salary plus the target cash incentive award for the year of termination. In addition, all restricted stock units and stock options and the performance share units are subject to double trigger vesting following a change of control.

Perquisites

Under Mr. Bisignano's employment agreement, he is entitled to reasonable use of our company aircraft for personal travel and company-provided car and driver as well as financial planning assistance. More information regarding perquisites provided to our named executive officers is available in footnote 4 to the Summary Compensation Table below.

Health and Welfare Benefits

We provide subsidized health and welfare benefits to our named executive officers, which include medical, dental, life insurance, disability insurance and paid time off on the same terms generally available to all salaried employees, subject to limitations under applicable law. Our named executive officers, however, were not eligible in 2022 for company matching contributions under our 401(k) savings plan, company contributions to health savings accounts or participation in the employee stock purchase plan. We do not provide a separate pension program or a supplemental executive retirement plan.

Non-Qualified Deferred Compensation Plan

Our named executive officers, along with other highly compensated employees, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer up to 75% of base salary, commissions and/or any cash payment earned pursuant to one of our written incentive plans. Participants must make a deferral election each year and may elect to have distributions begin on a specified date or following cessation of service, upon death or in connection with a change of control. Distributions are generally made in a lump sum or in up to 15 annual installments. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) savings plan. Investment allocations may be changed at any time by the participant. We do not make any contributions to this plan. Please see the table included in "Compensation Discussion and Analysis – Non-Qualified Deferred Compensation in 2023" for additional information about our non-qualified deferred compensation.

Additional Compensation Policies

Securities Trading Policy; Prohibition on Hedging and Pledging

We prohibit our executive officers from trading in or making gifts of our common stock during certain periods at the end of each quarter until the day after the first full trading day after we disclose our financial and operating results unless such trading occurs under an approved Rule 10b5-1 plan. We may impose additional restricted trading periods at any time if we believe trading by executive officers would not be appropriate because of developments that are, or could be, material. In addition, we require pre-clearance of all stock transactions by designated senior members of management and our board of directors, including the establishment of a Rule 10b5-1 trading plan, and impose a statutory waiting period after entering into a Rule 105b-1 trading plan.

We also prohibit our employees, officers and directors from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of our common stock granted to, or held directly or indirectly by, our employees, officers and directors, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Our employees, officers and directors are also prohibited from engaging in short sales of our stock. Furthermore, directors and executive officers are prohibited from pledging our stock and from entering into transactions in derivative instruments in connection with our stock.

Stock Ownership

We believe that stock ownership by our executive officers is essential for aligning management's long-term interests with those of our shareholders. To emphasize this principle, we maintain a stock ownership policy that requires our executive officers to own equity having a value of at least the following:

Role	Stock Ownership Requirement
Chief Executive Officer	Twelve times (12x) annual base salary
Other Executive Officers	Four times (4x) annual base salary

We believe that these levels are sufficiently rigorous to demonstrate a commitment to long-term value creation, while satisfying our executive officers' needs for portfolio diversification. All executive officers are expected to satisfy the stock ownership requirements within five years after they become subject to them with minimum attainment levels beginning at the end of the second year. All named executive officers are in compliance with these requirements.

Compensation Recoupment Policy

In the event that we restate our financial results, we may recover all or a portion of the incentive awards that we paid or granted, or that vested, on the basis of such results. Recovery may be sought, in the discretion of the board, from any person who was serving as an executive officer of the company at the time the original results were published. Both cash and equity incentive awards are subject to recoupment; there is no time limit on our ability to recover such amounts, other than limits imposed by law; and recoupment is available to us regardless of whether the individuals subject to recoupment are still employed by us when repayment is required. To the extent recoupment is sought, the board of directors may, in its discretion, seek to recover interest on amounts recovered and/or costs of collection, and we have the right to offset the repayment amount from any compensation owed by us to any executive officer. The independent members of our board of directors, or a committee thereof comprised solely of independent directors, are responsible for determining whether recoupment is appropriate and the specific amount, if any, to be recouped by us. As a result of changes to applicable law and stock exchange listing rules, we intend to amend the compensation recoupment policy this year to comply with the new requirements.

Equity Award Grant Practices

The talent and compensation committee approves annual equity awards to the company's executive officers, including all named executive officers, in the early part of each year. The committee also delegates authority to our chief executive officer and chief financial officer to approve annual equity awards to employees who are not executive officers from an equity award pool approved by the committee for this purpose. In addition, in order to accommodate the need for periodic awards, such as in connection with newly hired employees, promotions or retention awards, the talent and compensation committee delegates authority to our chief executive officer and chief financial officer to enable either of them to grant equity awards within certain parameters; provided that all grants to directors and executive officers are specifically made by the talent and compensation committee. Our equity grant policy prescribes the timing of awards or specific grant dates. Under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan"), the exercise price of all options to purchase shares of our common stock may not be less than the closing price of our common stock on the NASDAQ stock market on the grant date.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct from our taxable income for federal income tax purposes in any one year with respect to covered employees, which group typically includes our named executive officers. The talent and compensation committee may establish compensation arrangements that otherwise may not be fully tax deductible under applicable tax laws if it believes such compensation arrangements will further the objectives of our executive compensation program.

Agreements with Executive Officers

Executive Severance and Change of Control Policy

The Fiserv, Inc. Executive Severance and Change of Control Policy (the "Policy") provides for the payment of cash severance and certain other benefits to members of the company's management committee including our named executive officers. All restricted stock units, stock options and performance share units are subject to double trigger vesting following a change of control. A complete discussion of the terms of the Policy, together with an estimate of the amounts potentially payable under the Policy, appears below under the heading "Executive Compensation – Potential Payments Upon Termination or Change of Control."

Bisignano Employment Agreement

On December 21, 2022, we entered into a new employment agreement with Mr. Bisignano, which supersedes his previous employment agreement. The new employment agreement provides that Mr. Bisignano will serve as our president and chief executive officer until December 21, 2027, and, subject to election by our shareholders, as a director during the specified period. The agreement will automatically renew for one-year terms unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his new employment agreement, Mr. Bisignano is entitled to receive: (i) an annual salary of at least $1,400,000 beginning in 2023; (ii) an annual cash incentive opportunity with a target payout of at least $2,500,000; (iii) annual long-term equity awards as determined by our board or talent and compensation committee; (iv) reasonable use of our company aircraft for personal travel, use of a company-provided car and driver and financial planning assistance; and (v) employee, welfare, retirement and other benefits as are generally made available to our executive officers.

In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Bisignano's employment agreement resulted from an arm's-length negotiation, after discussions with our compensation consultant, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Other Agreements

Pursuant to her sign-on agreement, Ms. Kereere is entitled to: (i) a base salary of $900,000, (ii) a total annual incentive opportunity of $4,100,000, (iii) reimbursement of relocation expenses, and (iv) income tax equalization assistance and payments in the U.S. and the United Kingdom not covered by her former employer until December 31, 2023, so that she pays no more income tax than she would have as a U.S. taxpayer and provided she remains employed by us during this period. Ms. Kereere's sign-on agreement resulted from arm's-length negotiations, and, as a result, we believe the terms reflect market terms for a leader of a company of our size in our industry.

Compensation Committee Report

The talent and compensation committee has reviewed and discussed the "Compensation Discussion and Analysis" contained in this proxy statement with management. Based on our review and the discussions with management, the talent and compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2022.

Doyle R. Simons, Chair
Henrique de Castro
Dylan G. Haggart

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, there were no talent and compensation committee interlocks between us and other entities involving our executive officers and directors who serve as executive officers or directors of such other entities. During the last completed fiscal year, no member of the talent and compensation committee was a current or former officer or employee.

Executive Compensation

Summary Compensation Table

The following table sets forth in summary form the compensation of our chief executive officer, our chief financial officer, and our next three highest paid executive officers (collectively, our "named executive officers") for the year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1][2] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Frank J. Bisignano Chairman of the Board, President and Chief Executive Officer	2022	1,320,000	—	16,210,972	—	—	291,588	17,822,560
	2021	1,320,000	—	16,120,519	—	2,683,000	261,689	20,385,208
	2020	349,533	—	5,600,045	5,600,031	—	644,316	12,193,925
Guy Chiarello Chief Operating Officer	2022	1,000,000	—	7,598,851	—	—	—	8,598,851
	2021	1,000,000	—	6,030,290	—	1,725,000	—	8,755,290
	2020	1,000,000	—	2,500,071	2,500,011	—	—	6,000,082
Robert W. Hau Chief Financial Officer	2022	625,000	—	4,052,789	—	—	—	4,677,789
	2021	625,000	—	4,055,539	—	1,000,000	—	5,680,539
	2020	531,250	—	—	2,500,011	—	—	3,031,261
Suzan Kereere EVP, Head of Global Business Solutions	2022	900,000	—	3,140,905	—	—	58,914	4,099,819
	2021	460,227	3,000,000	2,000,081	1,000,006	1,500,000	931,064	8,891,378
Adam L. Rosman Chief Administrative Officer and Chief Legal Officer	2022	600,000	—	2,178,470	—	—	—	2,778,470
	2021	261,364	1,000,000	2,600,023	3,500,008	750,000	—	8,111,395

(1) Reflects the grant date fair value of the awards granted in the respective years under the Incentive Plan. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 15 to our Consolidated Financial Statements for the year ended December 31, 2022.

(2) The amounts shown in this column include the grant date fair value of performance share units granted to Messrs. Bisignano ($8,210,887), Chiarello ($3,848,829), Hau ($2,052,722) and Rosman ($1,103,384) and Ms. Kereere ($1,590,874) in 2022 at the target award level and restricted stock units. With respect to performance share units, the value realized by each of them at the end of the three-year performance period will depend on the company's achievement of relative total shareholder return, organic revenue growth, adjusted operating income and adjusted earnings per share goals over the three-year period and will range from 0% to 200% of the target award. If the highest level of performance conditions is met, the grant date fair value of these 2022 awards would be as follows: Mr. Bisignano - $16,421,774;

Mr. Chiarello - $7,697,658; Mr. Hau - $4,105,444; Ms. Kereere - $3,181,748; and Mr. Rosman - $2,206,768.

(3) These cash incentive payments were earned for the year listed and paid in the following year. In 2023, the talent and compensation committee approved the following annual cash incentive amounts based on our achievement of adjusted revenue for incentive compensation and adjusted operating income for 2022: Mr. Bisignano - $2,455,000; Mr. Chiarello - $1,596,400; Mr. Hau - $921,000; Ms. Kereere - $1,006,960; Mr. Rosman - $712,240. The committee elected to pay the annual cash incentive awards for 2022 entirely in equity, comprised of 50% performance share units and 50% restricted units, except in the case of Mr. Bisignano, received 60% performance share units and 50% restricted stock units. Because these equity grants were made in 2023, they do not appear in this Summary Compensation Table; instead, the amounts will be reported as stock awards in the proxy statement for our 2024 annual meeting in accordance with applicable Securities and Exchange Commission rules.

(4) The amount in this column for Mr. Bisignano for 2022 includes aggregate incremental cost of $115,590 associated with personal use of company aircraft determined by multiplying the total per-hour cost of operating the aircraft for the year by the number of hours attributable to personal use, aggregate incremental cost of $120,860 associated with company-provided transportation and security determined by multiplying the total cost of company-provided vehicles and personnel for the year by the percentage of his personal use, and reimbursement for $35,138 and $20,000 of legal and financial planning services, respectively. The amount in this column for Ms. Kereere in 2022 includes payments of $42,064 and $16,017 for relocation expenses and tax liabilities, respectively, under the Fiserv executive relocation program and $84 of tax liabilities related to the calculation of tax equalization payments. The amount in this column for Ms. Kereere in 2021 has been reduced to reflect a lower income tax equalization payment of $70,296 compared to the original estimate of $109,409.

From time to time, named executive officers may make personal use of company seats for sporting or other events at no incremental cost to the company and, if applicable, food and beverage expenses are valued at cost, and family members of named executive officers may travel on company aircraft at no incremental cost to the company.

Grants of Plan-Based Awards in 2022

Name	Grant Date	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2][3]			Estimated Future Payouts Under Equity Incentive Plan Awards[2][4]			All Other Stock Awards: Number of Shares of Stock or Units[2][5] (#)	Grant Date Fair Value of Stock and Option Awards[6] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
F. Bisignano			1,000,000	2,000,000	4,000,000					
	02/23/2022	01/27/2022				42,428	84,856	169,712		8,210,887
	02/23/2022	01/27/2022							86,394	8,000,084
G. Chiarello			650,000	1,300,000	2,600,000					
	02/23/2022	01/27/2022				19,888	39,776	79,552		3,848,829
	02/23/2022	01/27/2022							40,497	3,750,022
R. Hau			375,000	750,000	1,500,000					
	02/23/2022	01/27/2022				10,607	21,214	42,428		2,052,722
	02/23/2022	01/27/2022							21,599	2,000,067
S. Kereere			410,000	820,000	1,640,000					
	02/23/2022	01/27/2022				8,221	16,441	32,882		1,590,874
	02/23/2022	01/27/2022							16,739	1,550,031
A. Rosman			290,000	580,000	1,160,000					
	02/23/2022	01/27/2022				5,702	11,403	22,806		1,103,384
	02/23/2022	01/27/2022							11,610	1,075,086

(1) This column indicates if the date on which our talent and compensation committee approved the award differs from the award grant date.

(2) All of the awards reported in this table were pursuant to the Incentive Plan.

(3) The talent and compensation committee elected to pay these awards with equity grants in 2023, half in restricted stock units and half in performance stock units, except in the case of Mr. Bisignano, who received 60% performance share units and 40% restricted stock units. These awards will be reported in the Grants of Plan-Based Awards Table and Summary Compensation Table in the proxy statement for our 2024 annual meeting of shareholders in accordance with applicable Securities and Exchange Commission rules.

(4) The performance share units reported above have a three-year performance period. The number of shares issued at vesting will be determined as described above under "Compensation Discussion and Analysis – 2022 Named Executive Officer Compensation – Equity Incentive Awards – Terms of Performance Share Units," and will range from 0% to 200% of the target award.

(5) One third of the restricted stock units reported above vest on each anniversary of the grant date.

(6) Amounts represent the grant date fair value of the restricted stock unit awards and the grant date fair value of performance share units at the target award level. Information about the assumptions that we used to determine the grant date fair value of the awards is set forth in our Annual Report on Form 10-K in Note 15 to our Consolidated Financial Statements for the year ended December 31, 2022.

Outstanding Equity Awards at December 31, 2022

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
F. Bisignano[3]					250,360[4]	25,303,885	324,270[5]	32,773,969
	79,818	79,818[6]	112.87	02/26/2030				
	126,427	—	41.33	02/24/2026				
	223,669	—	52.81	10/15/2025				
	447,339	—	52.81	10/15/2025				
	109,278	—	46.97	01/28/2025				
	71,893	—	41.75	02/10/2024				
G. Chiarello[3]					77,757[7]	7,858,900	118,034[5]	11,929,696
	35,633	35,633[6]	112.87	02/26/2030				
	61,802	—	41.33	02/24/2026				
	79,882	—	52.81	10/15/2025				
	159,764	—	52.81	10/15/2025				
	47,929	—	46.97	01/14/2025				
R. Hau					44,127[8]	4,459,916	68,308[5]	6,903,890
	35,633	35,633[6]	112.87	02/26/2030				
	43,968	—	84.73	02/20/2029				
	51,340	—	69.90	02/21/2028				
	43,012	—	56.91	02/22/2027				
	188,088	—	49.21	03/14/2026				
S. Kereere					29,071[9]	2,938,206	32,882[5]	3,323,384
	10,351	20,704[10]	108.13	06/28/2031				
A. Rosman					27,177[11]	2,746,779	22,806[5]	2,305,002
	35,183	70,366[12]	111.35	07/26/2031				

(1) The amounts in this column were calculated by multiplying the closing market price of our common stock on the last trading day of the calendar year, $101.07, by the number of unvested shares or units.

(2) The performance share units granted in 2021 and 2022 have a three-year performance period ending December 31, 2023, and December 31, 2024, respectively, and will vest 30% based upon relative total shareholder return, 30% based on organic revenue growth, 25% based on adjusted operating income and 15% based on adjusted earnings per share. The value realized by each named executive officer at the end of the three-year performance period will depend on the company's achievement of these goals.

(3) This table includes restricted stock units granted by First Data to Mr. Bisignano and stock options granted by First Data to Messrs. Bisignano and Chiarello, which converted into corresponding equity awards relating to our common stock at the time of the First Data acquisition. These awards were granted under the 2007 Stock Incentive Plan for Key Employees of First Data Corporation and its Affiliates and the First Data Corporation 2015 Omnibus Incentive Plan.

(4) Includes 26,293 restricted stock units that vested on January 29, 2023; 28,798 restricted stock units that vested on February 23, 2023; and 12,404 restricted stock units that vested on February 26, 2023. The remaining restricted stock units will vest as follows: 86,572 on August 15, 2023; 26,293 on January 29, 2024; 28,798 on each of February 23, 2024 and 2025; and 12,404 on February 26, 2024.

(5) For the performance share units granted in each of 2021 and 2022, performance through December 31, 2022, was around the applicable target level and, in accordance with Securities and Exchange Commission rules, such units are included in this table at the maximum level as follows (2021 units; 2022 units): Bisignano (154,558; 169,712); Chiarello (38,482; 79,552); and Hau (25,880; 42,428). Ms. Kereere and Mr. Rosman hold only 2022 performance share units, which are included in this table at the maximum level.

(6) One-quarter of the options vest on each anniversary of the grant date, February 26, 2020.

(7) Includes 13,092 restricted stock units that vested on January 29, 2023; 13,499 restricted stock units that vested on February 23, 2023; and 5,537 restricted stock units that vested on February 26, 2023. The remaining restricted stock units will vest as follows: 13,093 on

January 29, 2024; 13,499 on each of February 2024 and 2025; and 5,538 on February 26, 2024.

(8) Includes 8,805 restricted stock units that vested on January 29, 2023; 4,918 restricted stock units that vested on February 20, 2023; and 7,199 restricted stock units that vested on February 23, 2023. The remaining restricted stock units will vest as follows: 8,805 on January 29, 2024; and 7,200 on each of February 23, 2024 and 2025.

(9) Includes 5,579 restricted stock units that vested on February 23, 2023. The remaining restricted stock units will vest as follows: 5,580 on each of February 23, 2024 and 2025; and 6,166 on each of June 28, 2023 and 2024.

(10) One-third of the options vest on each anniversary of the grant date, June 28, 2021.

(11) Includes 3,870 restricted stock units that vested on February 23, 2023. The remaining restricted stock units will vest as follows: 3,870 on each of February 23, 2024 and 2025; 7,783 on July 26, 2023; and 7,784 on July 26, 2024.

(12) One-third of the options vest on each anniversary of the grant date, July 26, 2021.

Option Exercises and Stock Vested During 2022

During our fiscal year ended December 31, 2022, the named executive officers exercised options to purchase shares of our common stock or had restricted stock units or restricted stock vest as set forth below.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
F. Bisignano	881,902	64,228,923	497,981	53,040,827
G. Chiarello	146,937	9,495,410	97,237	10,042,444
R. Hau	—	—	57,602	5,960,257
S. Kereere	—	—	6,165	558,672
A. Rosman	—	—	7,783	795,578

(1) The "Value Realized on Exercise" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the exercised stock options times the difference between the closing price of our common stock on the exercise date and the exercise price of the option and, along with the "Number of Shares Acquired on Exercise," has not been reduced to account for any shares withheld by the company to satisfy the exercise price or tax liability incident to the exercise of stock options.

(2) The "Value Realized on Vesting" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the vested restricted stock units or restricted stock times the closing price of our common stock on the vesting date. The "Value Realized on Vesting" and "Number of Shares Acquired on Vesting" have not been reduced to account for any shares withheld by the company to satisfy the tax liability incident to the vesting of restricted stock units or restricted stock.

Non-Qualified Deferred Compensation in 2022

The following table sets forth certain information for each of our named executive officers regarding non-qualified deferred compensation for the year ended December 31, 2022.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
F. Bisignano	—	—	—	—	—
G. Chiarello	—	—	—	—	—
R. Hau	—	—	—	—	—
S. Kereere	270,000	—	(10,143)	—	259,857
A. Rosman	—	—	—	—	—

The amounts shown in the "Executive Contributions in Last Fiscal Year" column are reported in the Summary Compensation Table as earned for 2022. Please see "Compensation Discussion and Analysis – 2022 Named Executive Officer Compensation – Other Elements of Compensation – Non-Qualified Deferred Compensation Plan" above for additional information about our non-qualified deferred compensation plan.

Potential Payments Upon Termination or Change of Control

The following descriptions of potential payments to our named executive officers upon termination of employment or a change of control are qualified in their entirety by reference to the relevant policy, plan or agreement.

"Cause" under the arrangements generally refers to specified types of serious misconduct that may harm our company. In some cases, executive officers have "good reason" to terminate their employment if we change in a negative manner their working conditions or position within our organization or if we breach the terms of the agreements. "Disability" generally means physical or mental illness that causes the executive officer to become disabled to a degree as to be unable to perform substantially all of their duties for a continuous period of six months. The definitions may vary among different arrangements. The complete definitions of cause, good reason, disability and change of control are set forth in the policy and agreements described herein, all of which we have filed with the Securities and Exchange Commission.

Severance and Change of Control Policy

General

The Fiserv, Inc. Executive Severance and Change of Control Policy (the "Policy") provides for the payment of cash severance and certain other benefits to members of our management committee including the named executive officers.

We believe the Policy provides for an equitable financial transition for an executive officer when an adverse change in their employment status occurs. It also sets reasonable and appropriate limits on post-termination compensation, including in a change of control scenario, and secures our executives' continued service to drive long-term shareholder value. In the event of a change of control, we believe the amounts and types of benefits in the Policy will enable us to keep our executive officers' interests aligned with those of our shareholders by allowing them to concentrate on taking actions that are in the best interests of our shareholders without consideration of whether their actions may ultimately have an effect on the security of their employment. Because the Policy has been adopted for the specific purposes described herein, it does not affect the decisions we make with respect to annual or long-term compensation.

Benefits

Severance benefits are payable under the Policy only if the named executive officer is involuntarily terminated without cause or resigns for good reason. Upon a qualifying termination, the Policy provides for:

- a lump sum cash severance payment equal to 1.5 times the sum of the executive's base salary and target cash incentive amount for the year of termination;

- COBRA continuation coverage at our expense for 18 months; and

- continued vesting of any stock options and restricted stock unit awards outstanding as of the termination date for 12 months, with any unvested options or restricted stock units that will not vest during that period forfeited as of the termination date, and pro rata vesting of any outstanding performance share unit awards after the end of the performance period based on actual performance; provided, however, that:

    - if the executive also meets the definition of "retirement" under the applicable award agreement and the retirement treatment of an award is better under such agreement than under the Policy, then the executive will receive the retirement treatment for such award; or

    - if the qualifying termination occurs within two years following a change of control, then all outstanding stock options and restricted stock units will fully vest upon such termination and performance share unit awards will be treated as required by the terms of the award agreement.

To receive benefits under the Policy, the named executive officer must execute a release in favor of us, which may include restrictive covenants structured to protect us from potential loss of customers or employees and to prohibit the release of confidential company information. If the named executive officer violates any applicable restrictive covenant in the release or in any other agreement with us, we will be entitled to immediately cease payment of any remaining severance benefits under the Policy and, to the extent permitted by law, require the executive to repay any severance benefits already received.

Change of Control Defined

A "change of control" under the Policy generally will occur if: any person becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power; specified changes occur to our incumbent board of directors; we complete a merger, consolidation or share exchange with any other corporation, or voting securities are issued in connection with a merger, consolidation or share exchange; or we complete a plan of complete liquidation or dissolution or the sale or disposition of all or substantially all of our assets occurs.

Employment Agreement with Mr. Bisignano

On December 21, 2022, we entered into a new employment agreement with Mr. Bisignano. The employment agreement replaces and supersedes his amended and restated employment agreement, dated January 16, 2019.

We have the right to terminate Mr. Bisignano's employment at any time. Under his employment agreement, if we terminate Mr. Bisignano's employment without cause or fail to renew the term of his employment other than for death, disability or cause, or Mr. Bisignano terminates his employment for good reason, he is entitled to receive: (i) a lump sum cash payment equal to two times the sum of his then current annual base salary and the target annual incentive, (ii) with respect to all equity awards other than performance share units and other long-term awards with performance goals, full vesting of equity awards, as well as the right to exercise stock options for not less than five years following the date of termination of his employment or such lesser term of the options, (iii) with respect to performance share units and other long-term awards with performance goals, receipt of a prorated portion (based on the number of months employed during the performance period) of the shares or cash due under such awards if earned based on the actual level of achievement of the performance goals, as determined at the end of the relevant performance period, and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Bisignano obtains health care coverage through subsequent employment, whichever is earlier, and (v) if Mr. Bisignano has been employed at least through July 1 of the year of termination, a lump sum cash payment equal to a prorated portion of any annual cash incentive compensation earned for the year of termination based on the level of achievement of the performance goals. If one of the foregoing termination events occurs during the two years following a change of control, then Mr. Bisignano is entitled to receive the same benefits described above except the severance multiple in clause (i) above will be 2.99 and the performance share units and other long-term awards with performance goals for which the applicable performance period has not been completed as of the date of termination will become vested in full as of the date of such termination at the higher of the target level or actual achievement, treating the date of termination as if it were the end of the applicable performance period.

If Mr. Bisignano's employment is terminated as a result of his death or disability, all equity awards will vest with the performance goals applicable to any such awards being deemed to have been achieved at the target level and, if Mr. Bisignano has been employed at least through July 1 of the year of termination, a lump sum payment equal to a prorated portion of any cash incentive compensation that has been allocated or awarded, but not paid, to him for the year of death or disability based on the level of achievement of the performance goals.

If Mr. Bisignano terminates his employment other than for good reason on or following his retirement eligibility date of April 28, 2023, then provided he executes a release of claims, he is entitled to receive: (i) with respect to all equity awards other than performance share units and other long-term awards with performance goals, (a) continued vesting of stock options, as well as the right to exercise stock options for not less than five years following the date of termination of his employment or such lesser term of the options, and (b) full vesting of restricted stock or restricted stock units, provided that Mr. Bisignano must hold, and is not permitted to transfer, the shares issued (net of shares to cover applicable withholding taxes) until the date that such awards would have otherwise vested, (ii) with respect to performance share units and other long-term awards with performance goals for which the performance period has been in effect for at least six months as of the date of termination, receipt of a prorated portion (based on the number of months employed during the performance period) of the shares or cash due under such awards if earned based on the actual level of achievement, as determined at the end of the relevant performance period, of the performance goals, and (iii) if Mr. Bisignano has been employed at least through July 1 of the year of termination, a lump sum cash payment equal to a prorated portion of any annual cash incentive compensation earned for the year of termination based on the level of achievement of the performance goals.

Mr. Bisignano is required to maintain the confidentiality of our confidential information and proprietary data during and following his employment. During his employment and for a period of 24 months thereafter, Mr. Bisignano may not compete with us or solicit our clients or our employees. We are entitled to recover compensation previously paid to Mr. Bisignano if he breaches these obligations. If the benefits to Mr. Bisignano under his employment agreement are inconsistent with the benefits provided under his equity award agreements, his employment agreement provides that he will receive the more favorable benefit between the two.

Other Agreements

Under Ms. Kereere's sign-on agreement, if we terminate her employment without cause before her sign-on equity awards fully vest, she will receive the cash equivalent, less applicable tax withholding, of the value of any such unvested equity as of her termination date and the unvested equity awards will immediately forfeit as of the termination date. Any severance benefits to Ms. Kereere will be governed by the Policy subject to the treatment of any unvested equity awards granted upon commencement of her employment described in the foregoing sentence.

Equity Award Agreements

Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan")

Death or Disability. Upon a recipient's death or disability, 100% of any unvested stock options will become exercisable by the recipient until the earlier of one year following the triggering event or the stock option expiration date. With respect to awards granted prior to 2020, the restricted stock unit and performance share unit agreements generally provide for pro rata vesting in the event of death or disability. Unvested restricted stock units granted in 2020 and later will become fully vested and any performance share units granted in 2021 and later will vest after the end of the performance period as if employment had not terminated based on actual performance.

Retirement. Following a qualified retirement and subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations, unvested stock option and restricted stock unit awards held by an executive officer will continue to vest on their original vesting schedule. In addition, vested stock options will remain exercisable until the earlier of five years following retirement or the original expiration date of the stock option. In the case of performance share units granted in 2021 and 2022, if retirement occurs within twelve months prior to the last day of the performance period, performance share units will vest after the end of the performance period as if employment had not terminated based on actual performance. In February 2023, the talent and compensation committee approved amendments to the performance share unit award agreements with our executive officers to provide that, if the performance period has been in effect for at least six months as of the date of retirement, the executive officer will receive a prorated portion of the shares based on actual performance, as determined at the end of the performance period.

Change of Control. Upon a change of control, the Incentive Plan provides that the successor or purchaser may assume the stock option and restricted stock unit awards or provide substitute awards with similar terms and conditions; provided, that, if within two years following the change of control the named executive officer is terminated without cause or terminates his employment for good reason, the awards will be treated in accordance with the Policy as described above. If the successor or purchaser does not assume the stock option and restricted stock unit awards or issue replacement awards, then immediately prior to the change of control, each stock option and restricted stock unit award subject to the agreements will become fully vested and exercisable and/or all restrictions on the award will lapse.

All performance share units granted after 2019 are subject to a qualifying termination following a change of control, or a double trigger, before any performance share units will vest. In addition, as described above, all stock options and restricted stock units are subject to the Policy which also requires a double trigger before any such awards will vest on an accelerated basis after a change of control.

The award agreements for performance share units granted in 2021 and later provide that, upon a change of control prior to the end of the three-year performance period, the number of units that may be earned will be fixed as of the date of a change of control based on (a) actual performance for any completed fiscal years within the three-year performance period and (b) achievement of 150% of target, or where there is no target, assuming the performance goal had been met, for any other fiscal years that have not been completed as of the date of the change of control. The applicable number of performance share units will vest as of the last day of the three-year performance period subject to continued employment on such date; however, if the named executive officer's employment terminates before the end of the three-year performance period due to retirement, death, disability, termination by the company without cause or termination by the executive with good reason, the applicable number of performance share units will vest upon such termination of employment.

Covenants. The equity award agreements require our named executive officers to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us or during the 12 months following the termination of their employment. In the event the named executive officer breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to any of our programs, plans or arrangements.

First Data Equity Awards

In connection with the First Data acquisition, we converted certain outstanding First Data equity awards into corresponding equity awards relating to our common stock in accordance with the exchange ratio in the merger agreement between Fiserv and First Data, including certain restricted stock units granted by First Data to Mr. Bisignano under the First Data Corporation 2015 Omnibus Incentive Plan (the "First Data Plan") which remained unvested as of December 31, 2022.

Mr. Bisignano's employment agreement will govern the treatment of his equity awards, including those granted by First Data, upon certain termination scenarios as described above under "Employment Agreement with Mr. Bisignano." Upon Mr. Chiarello's death or disability, any unvested restricted stock units will become fully vested. The First Data Plan authorizes the talent and compensation committee to determine the treatment of equity awards upon a change of control.

Cash Incentive Awards

Our Incentive Plan provides that, upon a change of control, the successor or purchaser may assume the cash incentive awards to our named executive officers or provide substitute awards with similar terms and conditions. If the successor or purchaser in the change of control does not assume the cash incentive award or issue a replacement award, then any award earned but not yet paid will be paid to the named executive officer. If the cash incentive award is not yet earned, then the award will be canceled in exchange for a cash payment equal to the product of the amount that would have been due under the canceled award as if the performance goals measured at the time of the change of control were achieved at the same rate through the end of the performance period and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to the date of the change of control and the denominator of which is the number of whole months in the performance period.

Estimated Potential Payments Upon Termination or Change of Control

In the tables below, we estimate the maximum amount of compensation payable to our named executive officers based on their agreements in effect at, and assuming that the triggering event or events indicated occurred on, December 31, 2022. The amounts shown in the tables below rely on the following assumptions:

- The amount shown in the table with respect to stock options is equal to the difference between the exercise price of the unvested options which would experience accelerated vesting and $101.07, the closing price of our common stock on the last trading day of the calendar year.

- The amount shown in the table with respect to restricted stock units is equal to the closing price of our common stock on the last trading day of the calendar year times the number of unvested restricted stock units which would experience accelerated vesting.

- The amount shown in the table with respect to performance share units, absent a change of control, is equal to the closing price of our common stock on the last trading day of the calendar year times a number of performance share units based on performance through December 31, 2022. We assume that performance goals will be achieved at a level above target for the 2021 and 2022 awards.

- Upon a qualifying termination following a change of control, the performance share units granted in 2021 and 2022 will vest after the end of the three-year performance period based on actual performance for fiscal years in the performance period that have been completed as of December 31, 2022, and at 150% of target, or as if the performance goal had been met where there is no target, for fiscal years in the performance period that have not been completed as of December 31, 2022.

- Except in the case of Mr. Bisignano, upon death or disability, performance share units granted in 2021 and 2022 will vest after the end of the performance period as if employment had not terminated based on actual performance.

- In the case of Mr. Bisignano, we assume that, upon death or disability or a termination without cause or resignation for good reason, his performance share units will fully vest at target in accordance with his employment agreement.

- As to each type of severance benefit provided by the Policy, if the named executive officer is eligible for the same type of severance benefit under an employment or other agreement with us, then the executive will receive the benefits required by the agreement and will not receive those benefits under the Policy.

- The cash payments under the "Termination Without Cause or Resignation for Good Reason" and "Termination Without Cause or Resignation for Good Reason Following Change of Control" columns for Mr. Bisignano were calculated in accordance with his employment agreement rather than the Policy because his employment agreement provides for more favorable cash payments upon a termination without cause or resignation for good reason.

- The amount shown in the "Retirement" column assumes that the named executive officer who was retirement-eligible at December 31, 2022, fulfills all retirement qualifications and complies with all ongoing obligations so that the applicable unvested stock option and restricted stock unit awards held by him as of December 31, 2022, continue to vest on their original vesting schedule.

- We have assumed that, in connection with a change of control, the acquiror assumes any outstanding, unvested stock options and restricted stock units and cash incentive award opportunities.

- In certain circumstances under the Policy, the payments to our named executive officers could be reduced to eliminate potential excise taxes; however, for purposes of the tables below, we have assumed that no such reduction has occurred.

- The amount shown for "COBRA Continuation Coverage" on a termination without cause or resignation for good reason, whether or not following a change of control, for the named executive officers other than Mr. Bisignano is the value of eighteen months of continued coverage for the executive officer and, if applicable, their immediate family under COBRA. The amount shown for "COBRA Continuation Coverage" with respect to Mr. Bisignano is the value of two years of continued coverage for him and, if applicable, his immediate family. The value of the benefits is based on a number of assumptions, including the continued availability of these types of coverage at expected rates. Accordingly, the amount shown is only an estimate, and the actual amount payable by us may be greater or less than the amount shown.

- In accordance with the Policy, the amount shown for outplacement services is 10% of the executive officers' respective annualized base salaries as of December 31, 2022.

- The Policy provides that the named executive officers are entitled to receive reimbursement for certain fees and expenses, up to $25,000, paid to consultants and legal or accounting advisors in connection with the computation of benefits under the Policy.

Potential Payment on a Termination of Employment

Mr. Bisignano

Benefits and Payments	Death or Disability Prior to Change of Control (Employment Agreement) ($)	Termination Without Cause or Resignation for Good Reason (Employment Agreement/Policy) ($)	Death or Disability Following Change of Control (Employment Agreement/Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Employment Agreement/ Policy/ Equity Award Agreements) ($)
Compensation:				
Cash Severance	—	6,640,000	—	9,926,800
Prorated Incentive Award	2,455,000	2,455,000	2,455,000	2,455,000
Stock Options:				
Unvested	—	—	—	—
Restricted Stock Units:				
Unvested	25,303,885	25,303,885	25,303,885	25,303,885
Performance Share Units:				
Unvested	17,466,715	9,145,824	21,627,060	21,627,060
Benefits:				
COBRA Continuation Coverage	—	50,896	—	50,896
Outplacement Services	—	132,000	—	132,000
Advisor Fees	—	25,000	—	25,000
Total	45,225,600	43,752,605	49,385,945	59,520,641

Potential Payment on a Termination of Employment

Mr. Chiarello

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Policy/Equity Award Agreements) ($)
Compensation:					
Cash Severance	—	—	3,450,000	—	3,450,000
Stock Options:					
Unvested	—	—	—	—	—
Restricted Stock Units:					
Unvested	7,858,900	—	3,247,177	7,858,900	7,858,900
Performance Share Units:					
Unvested	7,112,195	—	3,063,937	8,055,582	8,055,582
Benefits:					
COBRA Continuation Coverage	—	—	25,650	—	25,650
Outplacement Services	—	—	100,000	—	100,000
Advisor Fees	—	—	25,000	—	25,000
Total	14,971,095	—	9,911,764	15,914,482	19,515,132

Potential Payment on a Termination of Employment

Mr. Hau

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Policy/Equity Award Agreements) ($)
Compensation:					
Cash Severance	—	—	2,062,500	—	2,062,500
Stock Options:					
Unvested	—	—	—	—	—
Restricted Stock Units:					
Unvested	4,087,170	497,062	2,114,587	4,087,170	4,459,916
Performance Share Units:					
Unvested	4,082,521	—	1,827,143	4,624,761	4,624,761
Benefits:					
COBRA Continuation Coverage	—	—	38,172	—	38,172
Outplacement Services	—	—	62,500	—	62,500
Advisor Fees	—	—	25,000	—	25,000
Total	8,169,691	497,062	6,129,902	8,711,931	11,272,849

Potential Payment on a Termination of Employment

Ms. Kereere

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Sign-On Agreement/ Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Sign-On Agreement/Policy) ($)
Compensation:				
Cash Severance	—	2,580,000	—	2,580,000
Stock Options:				
Unvested	—	—	—	—
Restricted Stock Units:				
Unvested	2,938,206	1,810,265	2,938,206	2,938,206
Performance Share Units:				
Unvested	2,080,526	693,643	2,354,628	2,354,628
Benefits:				
COBRA Continuation Coverage	—	44,398	—	44,398
Outplacement Services	—	90,000	—	90,000
Advisor Fees	—	25,000	—	25,000
Total	5,018,732	5,243,306	5,292,834	8,032,232

Potential Payment on a Termination of Employment

Mr. Rosman

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Policy) ($)
Compensation:				
Cash Severance	—	1,770,000	—	1,770,000
Stock Options:				
Unvested	—	—	—	—
Restricted Stock Units:				
Unvested	2,746,779	1,177,769	2,746,779	2, 746,779
Performance Share Units:				
Unvested	1,442,976	480,992	1,633,190	1,633,190
Benefits:				
COBRA Continuation Coverage	—	—	—	—
Outplacement Services	—	60,000	—	60,000
Advisor Fees	—	25,000	—	25,000
Total	4,189,755	3,513,761	4,379,969	6,234,969

Pay Versus Performance

Pay Versus Performance Table

The table below presents named executive officer compensation and company performance information as required by applicable Securities and Exchange Commission rules.

Year	Summary Compensation Table Total for PEO[1] (Bisignano)	Compensation Actually Paid to PEO[1][2][3] (Bisignano)	Summary Compensation Table Total for PEO[1] (Yabuki)	Compensation Actually Paid to PEO[1][2] (Yabuki)	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[2][3]	Value of Initial Fixed $100 Investment Based on[4]: Total Shareholder Return ("TSR")	Value of Initial Fixed $100 Investment Based on[4]: Peer Group TSR	Net Income ($MM)	Adjusted Revenue for Incentive Compensation (MM)[5]
2022	$ 17,882,560	$ 21,329,135	—	—	$ 5,038,732	$ 5,802,524	$ 87	$ 100	$ 2,530	$ 16,732
2021	20,385,208	10,747,601	—	—	7,859,651	6,667,144	90	128	1,334	15,354
2020	12,193,925	2,858,361	$ 28,846,153	$ 19,687,211	4,191,368	1,232,786	98	134	958	13,902

(1) Mr. Yabuki served as PEO for the first half of 2020 and Mr. Bisignano served as PEO for the second half of 2020 and for all of 2021 and 2022.

(2) Amounts shown for compensation actually paid are computed in accordance with Item 402(v) of Regulation S-K and do not reflect the actual amount of compensation realized by the NEOs during the applicable year. Compensation actually paid reflects exclusions and inclusions from the summary compensation table ("SCT") total as set forth in the tables below.

(3) The non-PEO NEOs reflected in these columns represent the following individuals for each of the years shown. In 2020, these individuals were Messrs. Chiarello, Hau, McGranahan, and Vielehr. In 2021 and 2022, these individuals were Messrs. Chiarello, Hau and Rosman, and Ms. Kereere.

(4) Assumes $100 invested in our common shares on December 31, 2019. The peer group used by the company is the NASDAQ US Benchmark Transaction Processing Services Index (the "Peer Index"), which is the same index used in the company's performance graph reported in Part II, Item 5 of its annual report on Form 10-K for the fiscal year ended December 31, 2022.

(5) We determined adjusted revenue for incentive compensation to be the most important financial measure used to link company performance to compensation actually paid for 2022. We selected adjusted revenue for incentive compensation because we believe that the long-term value of our enterprise depends on our ability to generate revenue excluding the impact of our Output Solutions postage reimbursements, deferred revenue purchase accounting adjustments and acquired revenue. A discussion of how adjusted revenue for incentive compensation is calculated from GAAP revenue is provided in Appendix A to this proxy statement.

Calculation of Principal Executive Officer Compensation Actually Paid

	Mr. Bisignano			Mr. Yabuki
	2022	**2021**	**2020**	**2020**
Summary Compensation Table Total[1]	$ 17,822,560	$ 20,385,208	$ 12,193,925	$ 28,846,153
Deduct amount reported for stock and option awards in the SCT[2]	(16,210,972)	(16,120,519)	(11,200,076)	(27,884,729)
Add year-end fair value of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year[3]	20,127,968	18,853,852	11,466,300	24,814,670
Change in fair value as of the vesting date (from the prior year end) for vested awards granted in any prior year[3]	1,203,552	(1,182,658)	(5,063,077)	(1,471427)
Change in fair value as of fiscal year end (from the prior year end) for unvested and outstanding awards granted in any prior year[3]	(1,613,973)	(11,188,283)	(4,538,711)	(4,617,457)
Compensation Actually Paid	$ 21,329,135	$ 10,747,601	$ 2,858,361	$ 19,687,211

(1) Reflects the total compensation reported in the SCT for each year shown.

(2) Reflects the grant date fair value of the awards granted in the respective years under the Incentive Plan. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 15 to our Consolidated Financial Statements for the year ended December 31, 2022.

(3) The valuation assumptions used to calculate the fair values did not differ materially from those disclosed at the time of grant.

Calculation of Average Non-Principal Executive Officer Compensation Actually Paid

	2022	**2021**	**2020**
Average Summary Compensation Table Total[1]	$ 5,038,732	$ 7,859,651	$ 4,191,368
Deduct average amount reported for stock and option awards in the SCT[2]	(4,242,754)	(4,796,487)	(3,575,048)
Add year-end average fair value of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year[3]	5,267,468	5,040,055	3,691,336
Average change in fair value as of the vesting date (from the prior year end) for vested awards granted in any prior year[3]	(120,416)	(85,895)	(1,684,428)
Average change in fair value as of fiscal year end (from the prior year end) for unvested and outstanding awards granted in any prior year[3]	(140,508)	(1,340,180)	(1,390,441)
Average Compensation Actually Paid	$ 5,802,524	$ 6,677,144	$ 1,232,786

(1) Reflects the average of the total compensation reported in the SCT for the non-PEO NEOs in each year shown.

(2) Reflects the grant date fair value of awards granted in the respective years under the Incentive Plan. All equity amounts in the table are the average of the non-PEO NEO totals. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 15 to our Consolidated Financial Statements for the year ended December 31, 2022.

(3) The valuation assumptions used to calculate the fair values of awards did not differ materially from those disclosed at the time of grant.

Compensation and Performance

During the three years presented:

- Net income increased an average of 64% each year, growing from $958 million in 2020 to over $2.5 billion in 2022, while PEO and other NEO compensation actually paid varied due primarily to executive officer succession, increased use of equity as a component of total compensation and changes in the value of our stock.

- Adjusted revenue for incentive compensation grew 20% over the three-year period and more than 8% each year, while PEO and other NEO compensation actually paid varied due primarily to executive officer succession, increased use of equity as a component of total compensation and changes in the value of our stock.

- Cumulative total shareholder return for the company decreased 13% compared to cumulative total shareholder return for the Peer Index, which remained flat, while PEO and other NEO compensation actually paid varied due primarily to executive officer succession, increased use of equity as a component of total compensation and changes in the value of our stock.

Determining Compensation Actually Paid; Most Important Performance Measures

The most important metrics that we used to determine compensation actually paid for 2022 were:

- Adjusted Revenue for Incentive Compensation

- Adjusted Operating Income

- Relative Total Shareholder Return

- Organic Revenue Growth

- Adjusted Earnings Per Share

Pay Ratio

For the year ended December 31, 2022:

- The median annual total compensation of all our employees, other than the chief executive officer, was $73,088.

- The annual total compensation of our chief executive officer for purposes of the pay ratio calculation was $17,836,413.

- Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees is reasonably estimated to be 244 to 1 under Item 402(u) of Regulation S-K.

In 2022, there were no changes in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure. Therefore, to calculate our 2022 pay ratio, we used the same median employee identified in 2020.

We identified the median employee in 2020 by examining base cash compensation and target cash and equity incentive compensation plus commissions, overtime and shift differential for all individuals who were employed by us on November 30, 2020, including individuals who became our employees as a result of acquisitions completed during 2020, but excluding our chief executive officer and employees in certain countries as described further below. We believe base cash compensation and target cash and equity incentive compensation, plus commissions, overtime and shift differential, is a reasonable basis on which to identify the median employee because those are the most significant elements of compensation for our employee population.

We began our analysis by including all worldwide employees, whether employed on a full-time, part-time or seasonal basis. As of November 30, 2020, we had approximately 44,800 employees. We excluded the following countries and approximate number of employees in each country from the median employee determination pursuant to the de minimis exclusion permitted by Securities and Exchange Commission disclosure rules: Germany (800 employees), Ireland (550 employees), Poland (500 employees), the Republic of Korea (110 employees) and Austria (30 employees). As a result, we included approximately 42,800 employees in the median employee determination for 2020.

Our methodology to identify the median of the annual total compensation of all employees included the following material assumptions, adjustments and estimates:

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated quarterly.

- While we measured compensation for 2020 through November 30, 2020, we multiplied certain components of that compensation by 12/11, which we refer to as the "full year factor," to approximate 12 months of compensation and facilitate the identification of the median employee as indicated further below.

- We multiplied 2020 base cash compensation rates for any permanent employees, whether full- or part-time, who were employed by us from January 1, 2020, to November 30, 2020, by the full year factor. We also annualized 2020 actual base cash compensation paid to any permanent employees, whether full- or part-time, who were hired after January 1, 2020. We used actual base cash compensation paid through November 30, 2020, for all temporary or seasonal employees.

- For permanent employees, we assumed that any pay increases took place on April 1, 2020, since this is the standard timing for our pay increases. Any pay increases taking place at other times during the year are immaterial to the overall result.

- For hourly employees, we calculated base cash compensation as the hourly rate for an individual times the regularly scheduled number of hours to be worked by that individual during the year.

- Commission pay for eligible employees in the U.S. was included in the median employee determination. We multiplied the actual amount of commissions paid during the first 11 months of 2020 by the full year factor.

- Overtime and shift differential pay was included only for our hourly employees in the U.S., United Kingdom, India and Latin America. We multiplied the actual amount of overtime and shift differential paid to employees during the first 11 months of 2020 by the full year factor.

- We reasonably estimate that approximately 5% of all commissions on an annualized basis were earned by employees located outside the U.S. during 2020, and that approximately 3.5% of all overtime and shift differential hours on an annualized basis were worked by employees located outside the U.S., United Kingdom, India and Latin America during 2020. We believe any impact from those commissions or hours to be immaterial to the identification of the median employee.

- We did not make any cost-of-living adjustments in identifying the median employee.

With respect to our median employee, we identified and calculated the elements of such employee's annual total compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and included the estimated value of such employee's 2022 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums as well as health savings account employer contribution. With respect to the annual total compensation of our chief executive officer, we used the amount reported in the "Total" column of our 2022 Summary Compensation Table included in this proxy statement plus the estimated value of our chief executive officer's 2022 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums.

The pay ratio described above may not be comparable to the pay ratio of other companies because our employee population, compensation structure, and the assumptions we made and the methodology we used in arriving at the pay ratio, may differ from those at other companies.

Proposal 3: Advisory Vote on Frequency of Shareholder Advisory Vote on Executive Compensation

Background

We are conducting a non-binding, advisory vote on the frequency of holding a shareholder advisory vote on the compensation of our named executive officers in accordance with Section 14A of the Exchange Act. We are providing shareholders the option of selecting a frequency of every one, two or three years. You may vote for any of these options or abstain on the matter. We are required by Section 14A of the Exchange Act to seek this advisory vote every six years. We last submitted a vote on this matter to our shareholders in 2017, when, in keeping with the recommendation of our board, our shareholders expressed a preference that an advisory vote be held on an annual basis. We will hold the next non-binding advisory vote on the frequency of holding a shareholder advisory vote on the compensation of our named executive officers at our 2029 annual meeting.

Proposed Resolution

You may cast your vote on your preferred frequency of holding an advisory vote when you vote in response to the resolution set forth below.

> "RESOLVED, that the shareholders hereby approve, on an advisory basis, that the company hold a shareholder advisory vote to approve the compensation of the named executive officers as disclosed pursuant to Item 402 of Regulation S-K every one year, two years or three years, as determined by the alternative that receives the highest number of votes cast for it."

After careful consideration of this proposal, our board of directors has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the company. Therefore, our board of directors recommends that you vote for holding an advisory vote on the compensation of our named executive officers every year. Shareholders should understand that they are not voting "for" or "against" the recommendation of the board, but instead have the choice to vote for holding future advisory votes on compensation every one, two or three years, or to abstain from voting.

Our board of directors continues to believe that an executive compensation program should drive creation of shareholder value over the long-term. Although not all compensation programs can be adequately evaluated on an annual basis, the board currently believes that receiving advisory input from our shareholders each year will be most effective to enable it to receive timely, direct input on our compensation philosophy, policies and practices.

Vote Required and Recommendation of the Board of Directors

The alternative receiving the greatest number of votes – every one, two or three years – will be the frequency that shareholders approve on an advisory basis for holding an advisory vote on the compensation of our named executive officers. Unless otherwise specified, the proxies solicited hereby will be voted in favor of holding an advisory vote on the compensation of our named executive officers every year.

Because the vote is advisory, it will not be binding upon the board or the talent and compensation committee, and neither the board nor the talent and compensation committee will be required to take any action as a result of the outcome of the vote on this proposal. Although the outcome of this vote is advisory, the talent and compensation committee and board will carefully consider the outcome of the vote when determining how often shareholders will have an opportunity to vote on the compensation of our named executive officers.

1 YEAR   The board of directors recommends that you vote **"1 YEAR"** on Proposal 3.

Audit and Related Matters

Proposal 4: Ratification of the Appointment of Independent Registered Public Accounting Firm

Background

The audit committee of the board of directors is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm. The audit committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2023. Deloitte has served as our independent registered public accounting firm since 1985.

At least annually, the audit committee assesses the performance and independence of Deloitte to determine whether we should continue to retain the firm. To this end, at least annually, Deloitte makes a presentation to the audit committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance. In addition, when evaluating whether to continue to retain Deloitte, the audit committee assesses the factors described in "Audit Committee Report" below, including the impact on our company of changing the independent registered public accounting firm. In conjunction with the mandated rotation of Deloitte's lead engagement partner, the audit committee and its chair actively participate in the selection of a successor lead engagement partner. The members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders.

A representative of Deloitte is expected to attend the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Reason for the Proposal

Appointment of our independent registered public accounting firm is not required to be submitted for shareholder approval, but the audit committee of our board of directors is seeking ratification of its appointment of Deloitte as a matter of good corporate practice. If our shareholders do not ratify this appointment, the audit committee of the board of directors will consider it a direction to seek to retain another independent registered public accounting firm. Even if the appointment is ratified, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in our shareholders' best interests.

Vote Required and Recommendation of the Board of Directors

To ratify the appointment of Deloitte as our independent registered public accounting firm, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to ratify the appointment of Deloitte as our independent registered public accounting firm for 2023.

For	The board of directors recommends that you vote **"FOR"** Proposal 4.

Independent Registered Public Accounting Firm and Fees

The following table presents the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (the "Deloitte Entities") for services provided during 2022 and 2021.

	2022	2021
Audit Fees	$ 10,339,000	$ 9,312,000
Audit-Related Fees	10,887,000	10,452,000
Tax Fees	754,000	875,000
All Other Fees	114,000	—
Total	$ 22,094,000	$ 20,639,000

Audit Fees. Audit fees are for professional services rendered by the Deloitte Entities in connection with the integrated audit of our annual consolidated financial statements, the review of financial statements included in our quarterly reports on Form 10-Q, stand-alone audits, statutory audits, benefit plan audits and other regulatory filings.

Audit-Related Fees. Audit-related fees are for professional services rendered by the Deloitte Entities for service auditor reports, services rendered in connection with the filing of registration statements and financial due diligence advisory services.

Tax Fees. Tax fees are for tax consultations and tax return preparation and compliance.

All Other Fees. All other fees are for benchmarking and advisory services.

Audit Committee Pre-Approval Policy

The audit committee has established pre-approval policies and procedures that require audit committee approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. For certain types of services, the audit committee pre-approves the particular services, subject to certain monetary limits, after the audit committee is presented with a schedule describing the services to be approved. The audit committee's pre-approval policies do not permit the delegation of the audit committee's responsibilities to management. In 2022, the audit committee pre-approved all services provided by our independent registered public accounting firm.

Audit Committee Report

The audit committee consists of five members: Kevin M. Warren, who serves as Chair of the committee, Alison Davis, Henrique de Castro, Harry F. DiSimone and Doyle R. Simons. Each member is an independent director under Nasdaq and Securities and Exchange Commission rules and meets the standards for audit committee independence as set forth in such rules. The audit committee has the duties and powers described in its written charter adopted by the board of directors, a copy of which is available on the company's website.

The audit committee provides independent review and oversight of the accounting and financial reporting processes and consolidated financial statements of Fiserv, Inc., the system of internal controls that management and the board of directors have established, the audit process and the results of operations of Fiserv, Inc. and its financial condition. Management has the responsibility for preparing the company's consolidated financial statements and Deloitte & Touche LLP ("Deloitte"), the company's independent registered public accounting firm, has the responsibility for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles and as to the effectiveness of our internal control over financial reporting.

Deloitte has been the company's independent registered public accounting firm since 1985. As part of its annual auditor engagement process, the audit committee considered:

- The performance of Deloitte. In this regard, at least annually, Deloitte makes a presentation to the audit committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance;

- The independence of Deloitte, including employing its independent judgment, objectivity and professional skepticism;

- The quality and candor of Deloitte's communications with the audit committee and management;

- External data relating to Deloitte's audit quality and performance, including recent Public Company Accounting Oversight Board reports on Deloitte;

- The impact of engagement partner rotation. Deloitte rotates its lead audit engagement partner every five years, and the audit committee interviews proposed candidates and with input from management selects the lead audit engagement partner;

- The impact of changing the independent registered public accounting firm; and

- Operational efficiencies resulting from having an independent registered public accounting firm with a meaningful history with the company.

Ultimately, the members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders. The audit committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements of Fiserv, Inc. for the fiscal year ended December 31, 2022. The audit committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The audit committee has received the written disclosures and letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the audit committee concerning independence and has discussed with Deloitte its independence. The audit committee has pre-approved all services provided by the independent registered public accounting firm to Fiserv, Inc. and has concluded that such services are compatible with Deloitte's independence.

The audit committee also discussed with management, the internal auditors and Deloitte the quality and adequacy of the internal controls of Fiserv, Inc. and the organization, responsibilities, budget and staffing of the internal audit function of Fiserv, Inc. The audit committee reviewed with both Deloitte and the internal auditors their respective audit plans, audit scope and identification of audit risks. Based on the above-mentioned reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements of Fiserv, Inc. be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the Securities and Exchange Commission.

Kevin M. Warren, Chair
Alison Davis
Henrique de Castro
Harry F. DiSimone
Doyle R. Simons

Proposal 5: Shareholder Proposal

The following proposal was submitted by John Chevedden of 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, who beneficially owns 25 shares of our common stock, and will be voted on at the annual meeting if it is properly presented. **The board of directors asks you to read its Statement in Opposition which follows the proposal below and recommends you vote AGAINST the proposal.**

The following proposal has been included exactly as we received it in accordance with the rules of the Securities and Exchange Commission:


Proposal 5 – Independent Board Chairman




Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and Otis. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

A Lead Director is no substitute for an independent Board Chairman. A lead director is not responsible for the strategic direction of the company. And a Chairman/CEO can ignore the advice and feedback from a lead director, especially from an independence-challenged lead director. There is no example of a lead director prevailing when there is a disagreement between the Chairman/CEO and the lead director.

Mr. Doyle Simons, new Fiserv Lead Director as of 2022, violates the most important attribute of a Lead Director – independence. As director tenure goes up director independence goes down. Mr. Simons has the highest Fiserv director tenure – 16-years.

It is amazing the number of companies that claim that they have a robust role for the lead director and the person chosen is the director with the most excessive tenure. Excessive tenure can simply mean that the director is a person whose greatest skill is getting along with management.

At age 59 it seems that Mr. Simons has not had a day job for 5-years. Mr. Simons received by far the most against votes of any Fiserv director in 2022. Mr. Simons was also on the Fiserv management pay committee and management pay was rejected by 11% of shares in 2022 when a 5% rejection is often the norm at well performing companies.


Please vote yes:

Independent Board Chairman – Proposal 5


Fiserv's Statement in Opposition

The board of directors has carefully considered this proposal and believes that its adoption is not in the best interests of our shareholders. The board recommends that shareholders vote AGAINST the proposal for the reasons described below.

Summary of Key Considerations

- Our board believes it is important to maintain flexibility to choose the leadership structure that best fits the company's circumstances and board composition at any time. Requiring a fixed leadership structure may hinder the board's ability to act in the best interests of the company and its shareholders as the needs of the board and company change over time. Our current leadership structure allows Mr. Bisignano to provide the board with consistency and leadership as the company pursues its strategic agenda, including innovation-driven growth and operational excellence, and is complemented by a strong lead director who provides independent perspectives and oversight.

- To further enhance our board leadership framework, we recently updated the responsibilities of our lead director to include approval of agendas, board meeting schedules, and information sent to the board and engagement with shareholders. This alignment to current best practices further contributes to our overall strong independent board leadership and effective oversight and best serves the interests of our shareholders.

- The board and the company maintain leading corporate governance practices that enable our independent directors to effectively oversee management, including independent board committees, scheduled board sessions with only independent directors, and regular board, board committee and leadership performance evaluations.

- Our strong track record of board refreshment and succession planning has enabled us to consistently add quality independent directors over time, each of whom adds new perspectives, expertise and skills, provides independent oversight, and advances our strategic agenda.

Our current policy enables flexibility to implement the board leadership structure that best fits Fiserv's circumstances from time to time as the needs of our board and our company change.

We believe that strong independent leadership is essential for our board to effectively perform its primary oversight functions. It is also important for the board to retain flexibility to determine its leadership structure based on the composition of the board, the individuals serving in leadership positions, and our performance as a company. In this regard, our board composition and leadership were topics of discussion with shareholders during two shareholder outreach programs in 2022. Shareholders expressed support for Mr. Bisignano's leadership of the company during these conversations and this feedback was taken into consideration as the board experienced robust refreshment in past year.

In accordance with our governance guidelines, our board annually conducts an evaluation of its leadership structure and elects a board chair, who may or may not be our chief executive officer, based on what it believes is in the best interests of our company and our shareholders. If the individual elected as chair is the chief executive officer or is otherwise an employee of our company, our governance guidelines provide that the non-employee directors will appoint an independent lead director.

A flexible approach to board leadership has served the company well. When Mr. Bisignano was first elected as our chief executive officer, the board separated the roles of chairman and chief executive officer to allow Mr. Bisignano to focus on his responsibilities as chief executive officer during his first full year in that role. Last year, as the board pursued opportunities for director refreshment, three directors, including our then current chairman, retired. In light of this change, the independent directors determined that the best leadership structure was to have a combined chairman and chief executive officer supported by a strong independent lead director, as this would allow Mr. Bisignano to provide the board with consistency, stability and focus while ensuring independent director engagement and oversight through our lead director and other governance practices.

Mr. Bisignano's involvement in our day-to-day operations provides him with in-depth and first-hand knowledge of the opportunities, issues and challenges facing our company which enables him to help focus our board's time and attention on the matters that are most critical to our success. His close involvement likewise enables him to ensure that the board's goals, strategies and initiatives are being incorporated into the management of our business. During Mr. Bisignano's tenure as chairman and chief executive officer, he has effectively led our company and the board through a number of changes and delivered on our growth agenda in the midst of a dynamic market environment. Our 1-year total shareholder return for 2022, which generally aligns to Mr. Bisignano's service as both chairman and chief executive officer, was better than 84% of our GICS peer group and the highest we have experienced the past several years. We believe that our leadership structure positioned Mr. Bisignano to drive this level of performance.

We recently enhanced the robust responsibilities of our independent lead director.

Our board believes that the strong governance framework we have in place enables effective independent director leadership and oversight, including through the independent lead director's duties which are broad and similar to those of an independent board chair. In early 2023, the board reviewed the independent lead director's duties and adopted updated governance guidelines to include additional responsibilities related to the approval of agendas, board meeting schedules, and information provided to the board and to engagement with shareholders. The current duties of the lead director are to:

- Serve as a liaison between the non-employee directors and the board chair

- Approve information sent to the board

- Approve meeting agendas for the board

- Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items

- Call meetings of the non-employee directors

- If requested by major shareholders, be available for consultation and direct communication

- Preside over board and shareholder meetings where the board chair is not present

- Preside over executive sessions of the non-employee directors and provide feedback to the board chair regarding the same

- Provide input to the nominating and corporate governance committee regarding the membership of board committees and committee chairs

- Participate in the annual chief executive officer performance evaluation and the board and individual director performance review process

- Provide input to the board chair regarding advisors and consultants retained by the board

In determining its leadership structure, our board thoroughly reviews the performance of the independent lead director during the prior year in fulfilling the responsibilities of this role. Our non-employee directors also carefully consider the board's overall composition and relationships among directors in determining whom to appoint as the independent lead director. In this regard, our non-employee directors considered that our board was reconstituted in connection with the acquisition of First Data in July 2019, and there was no prior relationship between our chairman, who joined the board at that time, and lead director.

We maintain best practices regarding the roles and responsibilities of independent directors.

In addition to the independent oversight and leadership provided by our independent lead director, our board and the company maintain leading corporate governance practices to provide our independent directors with the ability to effectively oversee our management and make well-informed decisions about critical issues. All of our directors, other than for Mr. Bisignano, are independent, and all standing board committees consist solely of independent directors. Furthermore, our independent directors meet without management present at every regular board meeting. The lead independent director leads these sessions and provides Mr. Bisignano feedback regarding the matters discussed and any requested actions. The performance of the board chair and chief executive officer are evaluated annually by the independent directors through a formal process led by the nominating and corporate governance committee, which is composed entirely of independent directors. Board committee membership and practices, the robust responsibilities of our independent lead director, and the active and engaged role of our other independent directors contribute to the overall strong and independent leadership of our board.

We have a strong track record of board refreshment.

Our board regularly reviews board and committee composition and leadership roles to help ensure the full board and each committee has the right balance of experience, competencies and backgrounds and are led by the directors best-positioned to fulfill their oversight obligations for our company and shareholders. As part of that process, the full board and the nominating and corporate governance committee consider each director's tenure and the overall tenure of the board and each committee. Notably, six (6) of our eight (8) independent directors joined the board in the past five years. This board refreshment has contributed to a strong independent board with new perspectives and expertise.

Vote Required and Recommendation of the Board of Directors

The board of directors should retain the flexibility to select the leadership structure that is best suited to meet the needs of our company and our shareholders in light of prevailing circumstances. Adopting a rigid independent chair policy as requested by this proposal would unduly impair the board's ability to annually elect the director it believes is best suited for the role of board chair and to structure the leadership of the board in a manner it believes will most effectively serve the interests of our company and our shareholders. In addition, our board believes the adoption of such a policy is unnecessary due to the performance of our business, a robust independent lead director role, engaged independent directors, strong governance practices, and a consistent history of board refreshment and responsiveness to shareholder perspectives. Accordingly, we do not believe that this proposal is appropriate for our company or in the best interests of our shareholders.

The number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal for it to gain approval. Unless otherwise specified, the proxies solicited hereby will be voted against the shareholder proposal.

Against   The board of directors recommends that you vote **"AGAINST"** Proposal 5.

Our Shareholders

Common Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2023, by: each current director and director nominee; each executive officer appearing in the Summary Compensation Table; all directors and executive officers as a group; and any person known by us to beneficially own more than 5% of the outstanding shares of our common stock based on our review of the reports regarding ownership filed with the Securities and Exchange Commission in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") unless otherwise noted.

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
T. Rowe Price Associates, Inc.[4] 100 East Pratt Street Baltimore, Maryland 21202	53,232,727	8.4%
The Vanguard Group, Inc.[5] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	50,669,809	8.0%
BlackRock, Inc.[6] 55 East 52nd Street New York, New York 10055	42,148,392	6.6%
Dodge & Cox[7] 555 California Street, 40th Floor San Francisco, California 94104	36,319,244	5.7%
Frank J. Bisignano[8]	3,771,994	*
Guy Chiarello[9]	578,210	*
Robert W. Hau	474,880	*
Suzan Kereere	16,885	*
Adam L. Rosman	44,343	*
Alison Davis	25,813	*
Henrique de Castro	15,903	*
Harry F. DiSimone[10]	9,796	*
Dylan G. Haggart[11]	477	*
Wafaa Mamilli	1,623	*
Heidi G. Miller	74,660	*
Doyle R. Simons	167,000	*
Kevin M. Warren	2,801	*
All directors and executive officers as a group (14 people)	5,348,607	1.0%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner is care of Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

(2) All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and

investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws.

Includes stock options, which, as of March 1, 2023, were exercisable currently or within 60 days: Mr. Bisignano – 1,026,440; Mr. Chiarello – 402,846; Mr. Hau – 379,857; Ms. Davis – 18,060; Ms. Kereere – 10,351; Ms. Miller – 47,929; Mr. Rosman – 35,183; Mr. Simons – 33,220; and all directors and executive officers as a group – 2,036,071.

Includes shares deferred under vested restricted stock units that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Ms. Davis – 6,054; Mr. de Castro – 1,212; Mr. DiSimone – 1,156; Ms. Miller – 3,633; Mr. Simons – 42,242; Mr. Warren – 2,635; and all directors as a group – 56,932.

Also includes shares eligible for issuance in connection with the deferral of cash compensation that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Mr. de Castro – 894; Mr. DiSimone – 994; Ms. Miller – 2,873; Mr. Simons – 42,138; and all directors as a group – 46,899.

(3) On March 1, 2023, there were 626,991,464 shares of common stock outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, and shares deferred pursuant to vested restricted stock units and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days, are deemed outstanding for the purposes of calculating the number and percentage owned by such shareholder but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4) Based on a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 14, 2023, with the Securities and Exchange Commission, which indicates that these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser and with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, Price Associates exercises sole voting power over 28,926,595 of the securities and sole dispositive power over 53,230,035 of the securities. For purposes of the reporting requirements of the Exchange Act, Price

Associates is deemed to be a beneficial owner of such securities.

(5) Based on a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 9, 2023, with the Securities and Exchange Commission, which indicates that the Vanguard Group exercises shared voting power over 877,987 of the securities, sole dispositive power over 48,114,494 of the securities and shared dispositive power over 2,555,315 of the securities.

(6) Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on February 7, 2023, with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, BlackRock exercises sole voting power over 37,853,602 of the securities and sole dispositive power over 42,148,392 of the securities.

(7) Based on a Schedule 13G filed by Dodge & Cox on February 14, 2023, with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, Dodge & Cox exercises sole voting power over 34,373,644 of the securities and sole dispositive power over 36,319,244 of the securities.

(8) Includes 30,000 shares of our common stock held by the Frank J. Bisignano 2022 Grantor Retained Annuity Trust over which Mr. Bisignano has voting and investment power, 14,940 shares of our common stock held by Mr. Bisignano's spouse, 5,316 shares of our common stock held in accounts for the benefit of minor children and of which Mr. Bisignano acts as custodian, and 81,550 shares of our common stock held in trusts for the benefit of Mr. Bisignano's children and of which Mr. Bisignano serves as trustee.

(9) Includes 13,059 shares of our common stock held by the Guy Chiarello 2020 Trust for the benefit of Mr. Chiarello's spouse and children and of which Mr. Chiarello's spouse serves as trustee and Mr. Chiarello serves as investment advisor. Also includes 37,381 shares of our common stock held by the Denise Chiarello 2021 Trust for the benefit of Mr. Chiarello and his children and of which Mr. Chiarello serves as trustee.

(10) Includes 2,706 shares of our common stock held by the Harry DiSimone 2021 Irrevocable Exemption Trust for the benefit of family members of the reporting person and of which such family members serve as trustee.

(11) The ValueAct entities referred to in this footnote 11 are collectively referred to herein as "ValueAct Capital." As a partner of ValueAct Capital, Mr. Haggart relinquishes all vested equity compensation received for service on our board to the limited partners of ValueAct Capital Master Fund, LP. Under an agreement with ValueAct Capital, Mr. Haggart is deemed to hold shares for the benefit of the limited partners of ValueAct Capital Master Fund, L.P. Based on a Form 4 filed by ValueAct Capital Master Fund, L.P. and its affiliates on January 6, 2023, with the Securities and Exchange Commission, ValueAct Capital Master Fund, L.P. directly owns 11,647,776 shares of common stock that may be deemed to be indirectly beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the majority owner of the membership interests of VA Partners I, LLC, (v) ValueAct Holdings II, L.P. as the sole owner of the membership interests of ValueAct Capital Management, LLC and as the majority owner of the limited partnership interests of ValueAct Capital Management L.P., and (vi) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. and Value Act Holdings II, L.P. Mr. Haggart disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in ValueAct Capital.

Voting, Meeting and Other Matters

Notice of Internet Availability of Proxy Materials

We may furnish our proxy statement and annual report to shareholders of record by providing access to those documents via the Internet instead of mailing printed copies. The notice you received regarding the Internet availability of our proxy materials (the "Notice") provides instructions on how to access our proxy materials and cast your vote via the Internet, by telephone or by mail.

Shareholders' access to our proxy materials via the Internet allows us to reduce printing and delivery costs and lessen adverse environmental impacts. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting those materials.

Who Can Vote

The board of directors has fixed the close of business on March 20, 2023, as the record date for determining the shareholders entitled to notice of, to attend and to vote at the annual meeting. On the record date, there were 623,149,221 shares of common stock outstanding and entitled to vote, and we had no other classes of securities outstanding.

All of these shares are to be voted as a single class, and you are entitled to cast one vote for each share you held as of the record date on all matters submitted to a vote of shareholders. For each proposal, abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on its outcome.

How to Vote

You may vote:

By Internet
Visit www.proxyvote.com

By telephone
Dial toll-free 1-800-690-6903

By mailing your proxy card
If you requested a printed copy of the proxy materials, mark your vote on the proxy card, properly sign and date it, and return it in the enclosed envelope. The shares represented by that card will be voted as you have specified.

During the virtual annual meeting
You may attend the virtual annual meeting and vote your shares during the meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/FISV2023.

Voting through the Internet or by telephone. You can vote by proxy via the Internet or by telephone until 11:59 p.m. (ET) on May 16, 2023, by following the instructions provided in the Notice. Shareholders voting via the Internet or by telephone will bear any costs associated with electronic or telephone access, such as usage charges from Internet access providers and telephone companies.

Banks, brokers or other nominees. Shareholders who hold shares through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with the Notice or this proxy statement. If you wish to vote at the virtual annual meeting online, you may do so using the 16-digit control number included on the instructions that accompanied your Notice or proxy statement.

401(k) savings plan. An individual who had a beneficial interest in shares of our common stock allocated to their account under the Fiserv 401(k) Savings Plan as of March 20, 2023, may vote the shares of common stock allocated to their account at Merrill Lynch as of such date. We will provide instructions to participants regarding how to vote. If no direction is provided by the participant about how to vote their shares by 11:59 p.m. (ET) on May 14, 2023, Merrill Lynch will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received from other participants, except that Merrill Lynch, in the exercise of its fiduciary duties, may determine that it must vote the shares in some other manner.

Proxies

Our board of directors is soliciting proxies in connection with our 2023 annual meeting of shareholders. On April 4, 2023, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders entitled to vote at the annual meeting.

Frank J. Bisignano, Chairman of the Board, President and Chief Executive Officer; Doyle R. Simons, Lead Director; Adam L. Rosman, Chief Administrative Officer and Chief Legal Officer; and Eric C. Nelson, Secretary, have been selected by the board of directors as proxy holders and will vote shares represented by valid proxies. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies.

If nothing is specified, the proxies will be voted: "FOR" each of the board's nominees for director; "FOR" proposals two and four; "1 YEAR" on proposal three; and "AGAINST" proposal five, if properly presented at the annual meeting.

Our board of directors is unaware of any other matters that may be presented for action at our annual meeting. If other matters do properly come before the annual meeting or any adjournments or postponements thereof, it is intended that shares represented by proxies will be voted in the discretion of the proxy holders.

You may revoke your proxy at any time before it is exercised by doing any of the following:

- Entering a new vote using the Internet or by telephone

- Giving written notice of revocation to Eric C. Nelson, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045

- Submitting a subsequently dated and properly completed proxy card

- Attending the virtual annual meeting and voting at the virtual annual meeting online

However, if your shares are held of record by a bank, broker or other nominee, you must obtain a proxy issued in your name from the record holder.

We will pay the cost of soliciting proxies on behalf of the board of directors. Our directors, officers and other employees may solicit proxies by mail, personal interview, telephone or electronic communication. None of them will receive any special compensation for these efforts.

We have retained the services of D.F. King & Co., Inc. to assist us in soliciting proxies by personal interview, mail, telephone or electronic communications. We expect to pay D.F. King its customary fee, approximately $13,500, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We also have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy materials to beneficial owners of shares. We will reimburse such record holders for the reasonable out-of-pocket expenses incurred by them in connection with forwarding proxy materials. Proxies solicited hereby will be tabulated by an inspector of election, who will be designated by the board of directors and will not be an employee or director of Fiserv, Inc.

How to Participate in the Meeting

This year's annual meeting will again be accessible through the Internet. The annual meeting will also be accessible to all shareholders regardless of their physical location and we expect to offer the same type of participation opportunities during the meeting as we have at past in-person meetings.

To be admitted to the annual meeting at www.virtualshareholdermeeting.com/FISV2023, you will need the 16-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:45 a.m. (CT), and you should allow ample time for the online check-in procedures. If you have difficulty accessing the virtual annual meeting, please call 1-844-986-0822 (toll free in the U.S.) or a 303-562-9302 (international) for assistance. We will have personnel available to assist you. If you hold shares through a bank, broker or other nominee, you will need to contact such bank, broker or other nominee for assistance with your 16-digit control number.

Whether or not you participate in the annual meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described above.

This year's shareholders question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/FISV2023. We expect to respond to questions during the annual meeting and may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting.

Quorum

The presence, at the virtual annual meeting online or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business. Holders of shares that abstain from voting or that are subject to a broker non-vote will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient votes for a quorum or to approve a proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed, in our sole discretion, in order to permit the further solicitation of proxies.

Shareholder Proposals for the 2024 Annual Meeting

Any proposal that a shareholder desires to include in our proxy materials for our 2024 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") or Rule 14a-19 under the Exchange Act ("Rule 14a-19") must be delivered no later than December 6, 2023, to the following address: 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Eric C. Nelson, Secretary.

Under our by-laws, a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our stock representing an aggregate of at least 3% of our outstanding shares may nominate and include in our proxy materials director nominees constituting up to 20% of our board of directors – so called "proxy access." Alternatively, a shareholder may nominate director nominees under our by-laws that the shareholder does not intend to have included in our proxy materials. In either case, such shareholders must comply with the procedures set forth in our by-laws, including that the shareholders and nominees satisfy the requirements in our by-laws and our corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of shareholders. Among other matters, if a shareholder wishes to nominate a director nominee pursuant to proxy access, they must give written notice to our corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the 2023 annual meeting. We must receive notice of a shareholder's director nomination for the 2024 annual meeting pursuant to the proxy access by-law provision no sooner than November 6, 2023, and no later than December 6, 2023. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2024 annual meeting. The detailed requirements for nominations are set forth in our by-laws, which were attached as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2022. A copy of our by-laws will be provided upon written request to our corporate Secretary.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2024 annual meeting must comply with the requirements set forth in our by-laws. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2023 annual meeting. We must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2024 annual meeting no sooner than January 25, 2024, and no later than February 19, 2024. If the notice is received outside of that time frame, then we are not required to permit the business or the nomination to be presented at the 2024 annual meeting. Nevertheless, if our board of directors permits a matter of business submitted after February 19, 2024, to be presented at the 2024 annual meeting, then the persons named in proxies solicited by the board of directors for the 2024 annual meeting may exercise discretionary voting power with respect to such proposal.

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act requires our executive officers and directors to file reports of their ownership, and changes in ownership, of Fiserv, Inc. common stock with the Securities and Exchange Commission. We are required to report in this proxy statement any failure of our directors or executive officers to file by the relevant due date any reports required to be filed pursuant to Section 16 during fiscal year 2022. On August 18, 2022, Mr. de Castro received a notice that shares of Fiserv, Inc. common stock had been distributed to him on August 12, 2022, in connection with the redemption of an interest in an exchange fund, which was established through the contribution of shares of other than Fiserv. The equity securities he received pursuant to the redemption were determined at the discretion of the fund manager. A Form 4 reporting the receipt of shares was filed on August 22, 2022. To our knowledge, based upon the reports filed and written representations regarding reports required during the fiscal year ended December 31, 2022, none of our other directors or executive officers failed to file reports required by Section 16(a) on a timely basis.

Proxy Statement and Annual Report Delivery

Our Annual Report on Form 10-K for 2022 will be made available or mailed to each shareholder on or about April 4, 2023. We will furnish such report, without charge, to any person requesting a copy thereof in writing and stating such person is a beneficial holder of shares of our common stock on the record date for the 2023 annual meeting. Requests and inquiries should be sent to our corporate Secretary, Eric C. Nelson, at the address below.

As permitted by rules of the Securities and Exchange Commission, services that deliver our communications to shareholders who hold their stock through a bank, broker or other holder of record may deliver a single copy of our Notice, annual report and proxy statement to multiple shareholders sharing the same address. Upon written or oral request, we will promptly deliver a separate copy of our Notice, annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the Notice, annual report and/or proxy statement may also request delivery of a single copy. Shareholders may make a request by writing to Eric C. Nelson, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

By Order of the Board of Directors

Eric C. Nelson, Secretary
Brookfield, Wisconsin
April 4, 2023

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our plans for our Corporate Social Responsibility Report. Statements can generally be identified as forward-looking because they include words such as "believes," "anticipates," "expects," "could," "should" or words of similar meaning. Statements that describe our future plans, objectives or goals are also forward-looking statements. Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. For a more detailed discussion of these factors, see the information under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2022, and in other documents that we file with the Securities and Exchange Commission. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to update them, notwithstanding any historical practice of doing so. Forward-looking and other statements in this document may also address our corporate responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Appendix A

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The company supplements its reporting of information determined in accordance with GAAP, such as revenue, operating income, operating margin, earnings per share and net cash provided by operating activities, with "adjusted revenue," "adjusted revenue for incentive compensation," "organic revenue," "organic revenue growth," "adjusted operating income," "adjusted operating margin," and "adjusted earnings per share."

Management believes that adjustments for certain non-cash or other items and the exclusion of certain pass-through revenue and expenses should enhance shareholders' ability to evaluate the company's performance, as such measures provide additional insights into the factors and trends affecting its business. Therefore, the company excludes these items from its GAAP financial measures to calculate these unaudited non-GAAP measures to more clearly focus on the factors management believes are pertinent to the company's operations, and management uses this information to make operating decisions, including the allocation of resources to the company's various businesses. The company adjusts its non-GAAP results to exclude amortization of acquisition-related intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. Management believes that the adjustment of acquisition-related intangible asset amortization supplements GAAP information with a measure that can be used to assess the comparability of operating performance. Although the company excludes amortization from acquisition-related intangible assets from its non-GAAP expenses, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Management believes organic revenue growth is useful because it presents adjusted revenue growth excluding the impact of foreign currency fluctuations, acquisitions, dispositions and the company's Output Solutions postage reimbursements and including deferred revenue purchase accounting adjustments. Management believes this supplemental information enhances shareholders' ability to evaluate and understand the company's core business performance.

In this proxy statement, the company discloses performance goals that were set related to cash incentive awards and performance share units based on adjusted revenue for incentive compensation, organic revenue growth, adjusted operating income, and adjusted earnings per share.

Set forth below is a description of these non-GAAP financial measures:

- "Adjusted revenue" is calculated as revenue in accordance with GAAP excluding the impact of the company's Output Solutions postage reimbursements and including deferred revenue purchase accounting adjustments.

- "Adjusted revenue for incentive compensation" is calculated as adjusted revenue excluding revenue attributable to acquisitions or divestitures not included in the current year plan.

- "Organic revenue growth" is measured as the change in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions.

- "Adjusted operating income" is calculated as operating income in accordance with GAAP excluding merger and integration costs; severance costs; amortization of acquisition-related intangible assets; and net gains or losses on the sale of businesses and other assets; and including deferred revenue purchase accounting adjustments.

- "Adjusted operating margin" is calculated as adjusted operating income divided by adjusted revenue.

- "Adjusted earnings per share" is calculated as diluted earnings per share in accordance with GAAP excluding (net of related tax impact) merger and integration costs; severance costs; amortization of acquisition-related intangible assets; certain activities associated with non-wholly owned entities; net gains or losses on the sale of businesses and other assets; and certain discrete tax items.

These unaudited non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, operating income, operating margin and earnings per share or any other amount determined in accordance with GAAP.

Below are reconciliations of adjusted revenue, organic revenue, organic revenue growth, adjusted operating income, adjusted operating margin and adjusted earnings per share to the most directly comparable measures determined in accordance with GAAP:

(in millions, except per share amounts)		2022		2021	Growth
Revenue	$	17,737	$	16,226	9%
Adjustments:					
Output Solutions postage reimbursements		(989)		(860)	
Deferred revenue purchase accounting adjustments		25		27	
Adjusted revenue	$	16,773	$	15,393	
Adjustments:					
Currency impact[1]		294		—	
Acquisition adjustments		(41)		—	
Divestiture adjustments		(24)		(107)	
Organic revenue[2]	$	17,002	$	15,286	11%
Operating income	$	3,740	$	2,288	
Adjustments:					
Merger and integration costs[3]		173		861	
Severance costs		209		81	
Amortization of acquisition-related intangible assets[4]		1,814		1,982	
Net gain on sale of businesses and other assets[5]		(54)		—	
Adjusted operating income	$	5,882	$	5,212	
Operating margin		21.1%		14.1%	
Adjusted operating margin		35.1%		33.9%	
GAAP earnings per share attributable to Fiserv – diluted	$	3.91	$	1.99	
Adjustments – net of income taxes:					
Merger and integration costs[3]		0.21		0.99	
Severance costs		0.25		0.09	
Amortization of acquisition-related intangible assets[4]		2.21		2.27	
Non wholly-owned entity activities[6]		(0.02)		0.06	
Net gain on sale of businesses and other assets[5]		(0.06)		—	
Discrete tax items[7]		—		0.18	
Adjusted earnings per share	$	6.49	$	5.58	

Revenue growth, operating margin percentages, and earnings per share are calculated using actual, unrounded amounts.

(1) Currency impact is measured as the increase or decrease in adjusted revenue for the current year by applying prior year foreign currency exchange rates to present a constant currency comparison to the prior year.

(2) Organic revenue growth is measured as the change in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions.

(3) Represents acquisition and related integration costs incurred in connection with various acquisitions, including those in 2021 related to the First Data Corporation acquisition. Merger and integration costs in 2022 primarily include share-based compensation and third-party professional service fees attributable to various acquisitions. First Data integration costs in 2021 primarily include $370 million of third-party professional services fees associated with integration activities; $44 million of incremental share-based compensation, including the fair value of stock awards assumed by Fiserv; and $277 million of other integration-related compensation costs. The company completed the integration activities associated with the achievement of cost synergies related to the First Data acquisition as of December 31, 2021.

(4) Represents amortization of intangible assets acquired through various acquisitions, including customer relationships, software/technology and trade names. This adjustment does not exclude the amortization of other intangible assets such as contract costs (sales commissions and deferred conversion costs), capitalized and purchased software, financing costs and debt discounts.

(5) Represents an aggregate net gain on the sale of Fiserv Costa Rica, S.A. and the company's Systems Integration Services operations during 2022, and on the sale of the company's Korea operations and certain merchant contracts in conjunction with the mutual termination of one of the company's merchant alliance joint ventures during 2022.

(6) Represents the company's share of amortization of acquisition-related intangible assets and, in 2022, expenses associated with debt refinancing activities at its unconsolidated affiliates, as well as the minority interest share of amortization of acquisition-related intangible assets at its subsidiaries in which the company holds a controlling financial interest. This adjustment for 2022 also includes gains totaling $201 million related to certain equity investment transactions and other net expense of $43 million associated with joint venture debt guarantees. This adjustment for 2021 also includes net gains totaling $98 million related to the fair value remeasurement and sale of certain equity investments.

(7) Represents certain discrete tax items, such as foreign derived intangible income tax benefits from a subsidiary restructuring and the revaluation of deferred taxes due to a change in the respective statutory tax rates in the United Kingdom and Argentina.

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